FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2008.

Forward-looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2008 — Overall Perspective,” with respect to (i) our expectation that the global telecommunications equipment and related services market should be flat at constant currencies in 2008, (ii) our expectation that full year 2008 revenues should be down in the low to mid single-digit range, (iii) our expectation that full year 2008 gross profit (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) will be in the mid thirties as a percentage of revenue, and (iv) our expectation that we will achieve income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) in the low to mid single-digit range as a percentage of revenue in full year 2008, and (v) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet commitments”.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the six-month period ended June 30, 2008 presented elsewhere in this document (the “unaudited condensed interim consolidated financial statements”) and the related notes. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our unaudited condensed interim consolidated financial statements presented in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. ("Lucent") completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2006, 2007 and the first half of 2008 included several negative, non-cash impacts of purchase accounting entries.

Changes in Accounting Standards as of January 1, 2008

On January 1, 2008, Alcatel-Lucent elected to adopt IFRS 8 “Operating Segments” with retroactive effect on the periods presented. Although IFRS 8 is only effective from January 1, 2009, it may be applied earlier, from 2007 onwards. IFRS 8 replaces IAS 14 “Segment Reporting”. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of a group for which separate internal financial information is available and that the group’s “Chief Operating Decision Maker” (CODM) uses to make decisions about operating matters.

This “management approach” as specified in IFRS 8 differs from that of IAS 14, that requires segment information to be reported by two types of reportable segments, which, in our case, are distinguishable business components (primary segments) that are subject to risks and returns that are different from those of other components, and geographical areas (secondary segments ). The main elements of the financial statements are divided according to these two categories.

We have established a management committee consisting of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and six other executives, which leads the organization from a regional, operational and functional perspective and which performs the CODM function. The committee assesses performance and allocates resources based on reviewing financial information at the Carrier, Services and Enterprise level. Consequently, we identified these three business groups as our operating segments about which we should report.

Concerning measurement of segment information, IFRS 8 requires the amount reported for each operating segment item to be the measure reported to the CODM for the purpose of allocating resources to the segment and assessing its performance.

Our management committee’s measure of operating segment profit or loss is the “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination” (refer to Note 4 to our unaudited condensed interim consolidated financial statements).

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Critical Accounting Policies

Our Operating and Financial Review and Prospects is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those unaudited condensed interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

	(In millions of euros)
	June 30, 2008	December 31, 2007
Valuation allowance for inventories and work in progress on construction contracts	(582)	(514)

	(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007
Impact of write-downs in income (loss) before income tax, related reduction of goodwill and discontinued operations	(158)	(62)

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Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

	(In millions of euros)
	June 30, 2008	December 31, 2007
Accumulated impairment losses on customer receivables	(224)	(187)

	(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007
Impact of impairment losses in income (loss) before income tax, related reduction of goodwill and discontinued operations	(13)	(9)

Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

	(In millions of euros)
	June 30, 2008	December 31, 2007
Capitalized development costs, net	642	596

The criteria for capitalizing development costs are set out in Note 1f to our unaudited condensed interim consolidated financial statements. Once capitalized, these costs are amortized over the estimated lives of the products concerned (3 to 10 years).

We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.

No impairment loss on capitalized development costs has been accounted for during the six months ended June 30, 2008.

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Impairment losses of € 38 million on capitalized development costs were accounted for during the six months ended June 30, 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

Other intangible assets and goodwill

	(In millions of euros)
	June 30, 2008	December 31, 2007
Goodwill, net	6,204	7,328
Intangible assets, net (1)	3,800	4,230
Total	10,004	11,558

(1) Including capitalized development costs.

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 in connection with the Lucent business combination, as described in Note 3 to our unaudited condensed interim consolidated financial statements, using market-related information, estimates (primarily based on risk-adjusted discounted cash flows) and judgment (in particular in determining the fair values relating to the intangible assets acquired). If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. The amount of goodwill and intangible assets related to the Lucent transaction that we reported for the year ended December 31, 2006 were preliminary and subject to change from December 1, 2006 to December 1, 2007. Adjustments recognized in 2007 are described in Note 3 to our unaudited condensed interim consolidated financial statements.

Impairment losses of €307 million were accounted for during the six months period ended June 30, 2007, mainly related to the UMTS business.

Impairment losses of € 2,832 million (€ 2,657 million on goodwill and € 175 million on other intangible assets) were accounted for in 2007 mainly related to CDMA (Code Division Multiple Access) and EVDO (Evolution Data Only), IMS (IP Multimedia Subsystems) and UMTS businesses.

An impairment loss of € 810 million, related to the CDMA and EVDO business has been accounted for as of June 30, 2008.

IAS 36, paragraph 134 (f) requires sensitivity tests to be performed on the key assumptions on which management has based its determination of the recoverable amounts of each of the business divisions of the Group (that is, of Alcatel-Lucent and its consolidated subsidiaries) whose carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill. Due to the interaction between forecast assumptions and other variables used to measure the recoverable amount of the CDMA and EVDO business division, it is not possible for us to give any meaningful information on the financial impact of a change in one of the key assumptions used by our management.

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The amount of remaining goodwill of the CDMA and EVDO business division is € 506 million as of June 30, 2008. The amount of trade name allocated to the CDMA and EVDO business division is € 63 million as of June 30, 2008. The remaining value of intangible assets that are amortized (acquired technologies, in-process R&D and customer relationship) of this business division as of June 30, 2008 is € 1,607 million amortized over a residual useful life of 3 to 7 years.

Due to the difficult financial and economic environment, we will continue to assess this situation and consider whether an additional impairment test of goodwill would need to be performed before year-end.

As indicated in Note 1g to our unaudited condensed interim consolidated financial statements, in addition to the annual goodwill impairment tests, impairment tests are also carried out from time to time if we have indications of a reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.

The discount rate used for the annual impairment test was the Group’s weighted average cost of capital of 10% for 2008 and 2007. The same rate of 10% was used for the additional impairment test performed in December 2007. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Goodwill impairment losses cannot be reversed.

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets,” when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use or its fair value less costs to sell) (see Note 1g to our unaudited condensed interim consolidated financial statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

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When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

No impairment loss on property, plant and equipment has been accounted for during the six months ended June 30, 2008.

The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. Impairment losses of € 94 million were accounted for in 2007, and impairment losses of € 91 million were accounted for during the six months period ended June 30, 2007, in each case mainly related to UMTS business and real estate properties to be disposed of.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses and (iii) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that eventually will be paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

	(In millions of euros)
	June 30, 2008	December 31, 2007
Product sales reserves:
- Related to construction contracts (1)	143	147
- Related to other contracts (2)	549	557
Total	692	704

(1) Included in the amounts due to/from customers - See Note 13 to our unaudited condensed interim consolidated financial statements.

(2) See Note 16 to our unaudited condensed interim consolidated financial statements.

For further information on the impact on our income statement of changes in these provisions, see Notes 13 and 16 to our unaudited condensed interim consolidated financial statements.

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Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that we will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
	June 30, 2008		December 31, 2007
Deferred tax assets recognized:
- Related to the United States (including Lucent)	458	(1)	675	(1)
- Related to France	612	(1)	404	(1)
- Related to other tax jurisdictions	167		153
Total	1,237		1,232

(1) Following our performance of the 2008 annual goodwill impairment test, a reassessment of deferred taxes resulted in the reduction of the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2007.

Evaluation of our capacity to utilize tax loss carry-forwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry-forwards, which also consider the factors indicated in Note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities have been recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the Group’s future income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2008 is € 1,450 million (€ 1,629 million as of December 31, 2007).

As prescribed by IFRS, we had a twelve-month period to complete the Lucent purchase price allocation and to determine whether certain deferred tax assets related to the carry forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in our financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement. Goodwill will also be reduced, resulting in an expense, for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

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On the other hand, as a result of the business combination, a former Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, we would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on our future net results.

Pension and retirement obligations and other employee and post-employment benefit obligations

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retiree healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our results or shareholders’ equity.

	Six months ended June 30, 2008	Six months ended June 30, 2007	2007
Weighted average expected rates of return on plan assets	7.05%	7.35%	7.39%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.11%	5.54%	5.54%

The net effect of pension and post-retirement obligations included in Alcatel-Lucent income (loss) before income tax, related reduction of goodwill and discontinued operations, was income of € 131 million during the six months period ended June 30, 2008 (€ 456 million income during the six months period ended June 30, 2007 including € 265 million recognized as a result of certain changes to management retiree healthcare benefit plans).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits were determined at the beginning of each corresponding period. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2008 and 2007 is mainly due to the more conservative asset allocation at the end of 2007 (the Group reduced the exposure of its defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by Alcatel-Lucent external investment advisors or to a change in the asset allocation.

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For purpose of recognition of the net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For purpose of determining the plan obligations, these rates are determined at the end of each period. The change in the discount rate in 2007 and 2008 was due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and postretirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2007 net pension and post-retirement result by approximately € 35 million and € 53 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2007 net pension and post-retirement result by approximately € 151 million.

In the U.S., there have been several developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting of certain costs to their retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total U.S. retiree health care obligation as of December 31, 2007. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001. Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S.$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

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The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,646 million, the present value of Medicare Part D subsidies of approximately € 270 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of € 492 million have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2008.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2008 valuation date, there were approximately € 2.3 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.7 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our equity as well as the ultimate amount of plan assets eligible for Section 420 transfers.

A plan amendment was adopted by the Lucent Board of Directors on July 30,2008 and participants were notified of the plan change during August of 2008. The positive impact of this plan amendment on the financial statements that we are currently assessing, will be accounted for in the consolidated financial statements for the nine months period ended September 30,2008.

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Revenue recognition

As indicated in Note 1o to our unaudited condensed interim consolidated financial statements, revenue is measured at the fair value of the consideration received or to be received when we have transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is not in a position to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, it was determined that the final outcome related to a large W-CDMA construction contract could not be estimated with reliability due to reasons indicated above. As a result, all the contract costs incurred have been expensed, but revenues have been recognized only to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before income tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date.

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position (SOP) 97-2) of the American Institute of Certified Public Accountants, or the AICPA, such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

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Some of our products include software that is embedded in the hardware at delivery. In those cases where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, and the features and functionality of the products driven by software components are becoming more critical to their operation and success in the market, we are continually assessing the applicability of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (1) whether the software is a significant focus of the marketing effort or is sold separately, (2) whether updates, upgrades and other support services are provided on the software component and (3) whether the costs to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgment. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental and if VSOE cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. If the actual product returns were considerably different from those estimated, the resulting impact on our net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded.

Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3.

Once the initial accounting of a business combination is complete, further adjustments must be accounted for only to correct errors.

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Operating and financial review and prospects

Overall Perspective

Overview of the first half of 2008. During the first half of 2008 carriers continued to focus their equipment spending on the next-generation technologies that will allow them to offer new services and, at the same time, reduce their operating expenses. The transformation of carrier networks to all-IP (Internet Protocol) architecture remains a key objective of that next-generation investment, as the new architecture allows carriers to consolidate multiple networks while delivering new multimedia and triple play services to their end users. Strong carrier spending for IP equipment continued to reflect that ongoing transformation in the first half of 2008, as did healthy demand for network integration and other professional services offered by us and other vendors.

Expanding broadband access capabilities remained a focus area for wireline carriers, with an increasing emphasis on delivering enhanced capabilities over optical fiber deployed deeper into access networks. However, the number of new subscribers to broadband access delivered over older, copper-based DSL (digital subscriber line) technology fell in the first half of 2008, reflecting more significant use of fiber-based and cable-based services. The increasingly widespread availability of broadband access has facilitated marked growth in bandwidth-intensive traffic like video, driving solid spending for added capacity in optical networks. Spending on undersea optical networks – for additional capacity on existing networks and for new cable systems – was particularly strong in the first half of 2008. Elsewhere in wireline, spending for legacy core networking equipment continued to decline.

In wireless, the number of subscribers and traffic volume continued to increase globally, and wireless operators continued to invest in third-generation networks. However, some very disparate technology-specific spending trends have developed, as spending for CDMA (Code Division Multiple Access) wireless networks weakened significantly in the first half of 2008. Meanwhile, the industry continued to work on the standards and technologies that will underlie fourth-generation wireless networks. In the market for professional services – which includes services that are attached to a product sold, and those which are offered independent of any equipment sale – growing demand has been led by the network integration and operations sectors. In enterprise networking, slower growth in the North American market reflects macroeconomic issues, while emerging markets continue to experience strong growth.

Many of these broad spending trends reflect or have been tempered by a deteriorating global macroeconomic environment in the first half of 2008. Although it is not evident yet that economic difficulties have resulted in project or order cancellations, reports indicate that service providers may be delaying orders as a result of economic uncertainty. Finally, a heightened competitive environment continued to pressure market-wide prices and margins in the first half of 2008. In developed markets, the pressure on profitability reflects aggressive pricing by incumbents who are consolidating their existing market positions and defending those positions against other vendors who are trying to establish market share with their own aggressive pricing. Vendors are also battling to establish market share in emerging markets, which account for a growing portion of global spending for carrier telecommunications equipment and related applications and services. There, the pressure on profitability is compounded by a focus on providing low-cost basic communications services.

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In addition to overall market and economic forces, our business was also affected by other developments that had a significant impact on our results. The first half of 2008 was a period of continued transition after the business combination with Lucent as we reduced costs, expenses and headcount while executing the plan we announced on October 31, 2007 to improve profitability and reposition the business. We also booked a significant impairment charge of €810 million in our reported accounts during the first half of the year, related to our CDMA business. The impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than we had planned. This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America. Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America has led the company to make more cautious mid-term assumptions about the results of this business.

Outlook for the second half of 2008. In the second quarter of 2008 we saw a further weakening in the global macroeconomic environment as a result of a growing worldwide credit crisis and the rising costs of basic commodities like food and fuel. It is possible that capital spending by some of our customers – especially in North America – will be lower, due to the uncertain economic conditions in the United States. At the same time, ongoing consolidation within the industry could affect capital spending. We are also seeing growing concerns that the slowing pace of the U.S. economy is starting to spread to Europe, which we believe could impact somewhat the capital expenditure decisions of certain European customers, especially in fixed access.

On a more positive note, we continue to see demand driven by new subscribers, more broadband deployments and the video and data traffic growth resulting from those investments by our customers. As expected, this is driving demand for network capacity increases, especially in data and optics for both fixed and mobile networks. At the same time, we are seeing a stronger-than-expected demand for GSM (Global System for Mobile Communications) / W-CDMA (Wideband CDMA) mobile access in emerging markets, especially in Asia. In addition, we feel positive about our prospects in China, both in second and third generation wireless (including CDMA-EVDO (CDMA Evolution - Data Only)) for the fourth quarter and next year. Finally, we now see a stronger than initially expected demand for services, especially in network operations and network integration. Against this mixed backdrop, we anticipate that the global telecommunications equipment and related services market should be flat in 2008 at a constant €/U.S.$ exchange rate.

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With approximately half of the company’s revenue denominated in U.S. dollars or dollar-linked currencies, we expect that the reduction in the value of the dollar since 2007 will result in full year 2008 revenue that is down on a percentage basis in the low to mid single-digit range. For the third quarter 2008, we expect revenue to be flat to slightly down sequentially, followed by a strong ramp in the fourth quarter. We expect gross margin (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) in the mid thirties and operating margin (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) in the low to mid single-digit range, each in terms of percentage of revenue in full year 2008.

Highlights of recent events

Financial Markets Turmoil. We are currently assessing the potential impact on our consolidated financial statements of the current turmoil in the global financial markets. We are not anticipating, at this stage, a material impact on our financial position (including pension) or results of operations.

Leadership Change. On September 2, 2008 our Board of Directors announced the appointment of Philippe Camus as our non-executive Chairman of the Board as of October 1, 2008 and the appointment of Ben Verwaayen as our CEO. They will replace Serge Tchuruk as non-executive Chairman of the Board, and Patricia Russo as CEO, who had announced on July 29, 2008 that they would be stepping down.

 Action by Standard & Poor’s. On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on the long-term corporate credit rating of Alcatel-Lucent. At the same time the Long and Short term ratings of Alcatel-Lucent (BB- and B, respectively), and of Lucent (BB- and B-, respectively) were affirmed.

Development in Microsoft case related to our digital music patent. The appeal we had filed with the Federal Circuit Court of Appeals in Washington D.C., concerning the reversal of a jury verdict of U.S. $1.5 billion in damages in our favor was heard on July 7, 2008. On September 25, 2008, the Federal Circuit Court of Appeals issued an opinion against us, affirming the reversal of the verdict by the trial judge. We are considering our available options.

Highlights of transactions during the six months ended June 30, 2008

Joint Ventures and Acquisitions

Joint venture with NEC. On February 12, 2008, we and NEC announced the execution of a memorandum of understanding concerning the formation of a joint venture that will focus on the development of LTE (Long Term Evolution) wireless broadband access product offerings. These solutions will support the network evolution of some of the leading carriers around the world. Through this joint development effort, the two companies intend to accelerate the availability of next-generation wireless product offerings. Leveraging the common LTE product strategy and platform of the joint venture, we and NEC will each manage delivery, project execution and dedicated support to our respective customers.

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Joint venture with Reliance. On May 12, 2008, we and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture will be to provide managed services for Reliance Communications CDMA and GSM networks in India.

Acquisition of Motive. On June 17, 2008, we announced that we entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of USD 2.23 per share, representing a value of approximately US$ 67.8 million. This acquisition is expected to close in the fourth quarter of 2008.

Other matters

No 2007 dividend. On May 30, 2008, at our Annual Shareholders’ Meeting, our shareholders approved our Board’s proposal not to pay any dividend based on 2007 results in light of those results and of a more uncertain market outlook.

Action by Moody’s. On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating of Ba3 as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

Developments in Microsoft San Diego cases. In a second phase of the San Diego patent infringement litigation with Microsoft Corporation mentioned in “Highlights of transactions during 2007 - Other matters” below, on April 4, 2008, a jury awarded us approximately U.S.$ 368 million in damages on additional patents and the judge granted prejudgment interest on that award on April 28, 2008. Microsoft has appealed the jury award. Another San Diego trial involved claims that Microsoft had asserted against us alleging that certain of our products infringe various Microsoft patents. That trial began on April 22, 2008, and on June 4, 2008, the jury found that our products did not infringe any valid claims of Microsoft's patents. Microsoft has appealed that decision. Other trials are scheduled in Delaware and Texas for later this year and early 2009, although those dates may change.

Highlights of transactions during 2007

Acquisitions

Acquisition of Informiam. On December 11, 2007, we acquired Informiam LLC, a privately-held U.S.-based company and a pioneer in software that optimizes customer service operations through real-time business performance management. Informiam is now a business unit within Genesys.

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Acquisition of NetDevices. On May 24, 2007, we acquired privately-held NetDevices, based in California. NetDevices sells enterprise networking technology designed to facilitate the management of branch office networks.

Acquisition of Tropic Networks. On April 13, 2007, we acquired substantially all the assets, including all intellectual property, of privately-held Tropic Networks. Canada-based Tropic Networks designs, develops and markets regional and metro-area optical networking equipment for use in telephony, data, and cable applications. We and Tropic Networks had been cooperating since July 2004, when historical Alcatel invested in the Canadian start-up.

The financial terms of these all-cash transactions were not disclosed, but were not material to the Group.

Dispositions

Sale of interest in Draka Comteq. In December 2007 we sold our 49.9% interest in Draka Comteq to Draka Holding, N.V., our joint venture partner in this company, for €209 million in cash. Historical Alcatel formed this joint venture with Draka Holding in 2004 by combining its optical fiber and communication cable business with that of Draka Holding.

Sale of interest in Avanex. In October 2007 we sold our 12.4% interest in Avanex to Pirelli and entered into supply agreements with both Pirelli and Avanex for related components. We had acquired these shares in July 2003 when historical Alcatel sold its optronics business to Avanex.

Completion of transactions with Thales. On April 6, 2007, following the authorization of the European Commission on April 4, 2007, we sold our 67% interest in the capital of Alcatel Alenia Space (a joint venture company, created in 2005 with the space assets from Finmeccanica and historical Alcatel) and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales for €670 million in cash, subject to an adjustment that will occur in 2009. We had previously completed, on January 5, 2007, the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services in exchange for 25 million newly issued Thales shares and €50 million in cash, including purchase price adjustments.

Other matters

Conclusion of Class A and Class O litigation. Beginning in May 2002, several purported class action lawsuits were filed against us and certain of our officers and Directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of historical Alcatel’s Class O shares (which are no longer outstanding) and the accuracy of other public statements regarding the market for our former Optronics division’s products. The actions were consolidated in the U.S. District Court for the Southern District of New York. In June 2007, the court dismissed the plaintiff’s amended complaint and the time to appeal has expired.

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Update of Microsoft case related to our digital music patent. On August 6, 2007, the U.S. District Court judge in San Diego, California presiding over our digital music patent infringement litigation with Microsoft Corporation issued his ruling on the post-trial hearings in which Microsoft argued for the reversal of the earlier jury verdict that had awarded us U.S. $1.5 billion in damages. The judge agreed with Microsoft and reversed the jury verdict. We appealed this ruling to the Federal Circuit Court of Appeals in Washington D.C.

Change in credit rating. On September 13, 2007, Standard & Poor’s revised our outlook, together with Lucent’s, from Positive to Stable. At the same time, our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. Our B short-term corporate credit rating and Lucent’s B1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also affirmed.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

Consolidated Results of Operations for the Six Months Ended June 30, 2008 Compared to the Six Months ended June 30, 2007

Introduction. As mentioned earlier, on November 30, 2006, Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector, our railway signalling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, the sale of our ownership interests in the two joint ventures in the space sector was completed.

Consequently, the following discussion takes into account our results of operations under IFRS for the six-month periods ended June 30, 2008 and June 30, 2007, both of which include six months of results of operations for Lucent and the UMTS radio access business acquired from Nortel on December 31, 2006. Our results for the first six months of 2007 exclude the businesses transferred in January and April 2007 to Thales.

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Revenues. Revenues totalled €7,965 million in the first half of 2008, a decline of 3.0% from €8,208 million in the first half of 2007. Approximately 52% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The decrease in the value of the U.S. dollar relative to the euro since 2007 had a significant negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007, our consolidated revenues would have increased by approximately 4.2% instead of the 3.0% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2008, the average exchange rate that applied for the same period in 2007, instead of the average exchange rate that applied for the first half of 2008, and (ii) to our exports (mainly from Europe) effected during the first half of 2008 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for the same period in 2007. Our management believes that providing our investors with our revenues for the first half of 2008 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007	% Change
Revenues as reported	€ 7,965	€ 8,208	-3.0%
Conversion impact euro/U.S. dollar	€ 526	—	6.4%
Hedging impact euro/U.S. dollar	€ 64	—	0.8%
Revenues at constant rate	€ 8,555	€ 8,208	4.2%

Revenues for the first half of 2008 and the same period in 2007 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2008	642	1,685	427	1,457	2,403	672	679	7,965
1st half 2007	503	1,750	423	1,510	2,673	692	657	8,208
% Change 1st half 2008 vs. 1st half 2007	28%	-4%	1%	-4%	-10%	-3%	3%	-3%

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In the first half of 2008, the United States accounted for 30.2% of revenues by geographical market, down from 32.6% in the same period in 2007 as revenues fell 10% in that market. The decline in the United States reflected weakness in CDMA and DSL revenues, which was not fully offset by increased sales in W-CDMA, GPON (Gigabit Passive Optical Networking), Enterprise and Services. Europe accounted for 34.7% of revenues in the first half of 2008 (8.1% in France, 21.2% in Other Western Europe and 5.4% in Rest of Europe), up from 32.6% in the same period in 2007 (6.1% in France, 21.3% in Other Western Europe and 5.2% in Rest of Europe). Within Europe, revenue increased 28% year-over-year in France due in part to gains in W-CDMA, while revenue fell 4% in Other Western Europe and increased 1% in Rest of Europe. Revenues in the Asia Pacific market in the first half of 2008 fell 4% from the same period in 2007, but were little changed as a percent of total revenue (18.3% in 2008 and 18.4% in 2007). Revenues in Other Americas in the first half of 2008 fell 3% from the same period in 2007 but were unchanged at 8.4% of total revenue. Rest of World increased its share of total revenue to 8.5% in the first half of 2008, up from 8.0% in the same period in 2007, and had a 3% increase in revenue. Regionally, growth in our Enterprise business was solid in Asia Pacific as well as in North America, and gains in our GSM business were driven by network expansions in China, India, the Middle East and Africa. We are also seeing stronger than expected demand for W-CDMA mobile access in emerging markets, especially in Asia.

Gross Profit. Despite the year-over-year decline in revenue in the first half of 2008, gross profit increased to 35.5% of revenue, or €2,829 million, compared to 30.8% of revenue or €2,524 million in the first half of 2007. The increase in gross profit is due to enhanced pricing discipline, which improves our ability to retain the benefits of our product cost reduction programs, and which reflects our ongoing commercial selectivity as we balance our intent to grow share with our focus on profitable growth. The increase in gross profit is also due to the following: as a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its fair value and such “step-up” in valuation was reversed once the inventory was sold. The reversal of the inventory step-up related to the Lucent business combination began in 2006 and was largely completed in 2007 (with a negative, non-cash impact of €258 million in the first half of 2007). Consequently, there was minimal impact in the first half of 2008. Gross profit in the first half of 2008 included (i) the positive impact of a € 36 million gain from currency hedging; (ii) a € 20 million gain from the sale of real estate; (iii) the € 12 million negative impact of compensation expense recognized for share-based payments (stock options); (iv) the negative impact of a net charge of €149 million for write-downs of inventory and work in progress; and (v) the negative impact of a net charge of €19 million of reserves on customer receivables. Gross profit in the first half of 2007 included (i) the negative impact of €130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) the positive impact of €34 million from a litigation settlement related to business arrangements with a company in Colombia which was subsequently liquidated; and (iii) the €11 million negative impact of compensation expense recognized for share-based payments.

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Administrative and selling expenses. For the first half of 2008, administrative and selling expenses were € 1,546 million or 19.4% of revenues compared to €1,800 million or 21.9% of revenues in the same period in 2007. The 14.1% decline in administration and selling expenses reflects the progress we have made executing on our programs to reduce operating expenses, as well as a favourable currency impact on our U.S. dollar denominated expenses. Also contributing to the decrease in administrative and selling expenses was a decline in purchase accounting entries resulting from the Lucent business combination, from € 158 million in the first half of 2007 to € 58 million in the first half of 2008. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. Administrative and selling expenses also included the compensation expense recognized for share-based payments (stock options) of € 22 million in the first half 2008 as compared to € 25 million in the first half of 2007.

Research and development costs. Research and development costs were € 1,410 million or 17.7% of revenues in the first half of 2008, after the capitalization of € 57 million of development expense, compared to € 1,512 million or 18.4% of revenues after the capitalization of € 89 million of development expense in the same period in 2007. The 6.7% decline in research and development costs is due, as was the case for administrative and selling expenses, to the progress we have made executing on our programs to reduce operating expenses, as well as a favourable currency impact on our U.S. dollar denominated expenses. The reported decline in research and development costs would have been 13.4%, except for an increase in the first half of 2008 in purchase accounting entries resulting from the Lucent business combination, from € 109 million in the first half of 2007 to € 195 million in the first half of 2008. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in process research and development. Research and development costs included the compensation expense recognized for share-based payments (stock options) of € 13 million in the first half of 2008 and € 12 million in the same period in 2007. Additionally, research and development costs in the first half of 2008 included a one-time gain of € 31 million on the sale of intellectual property which was booked against our research and development expense.

One contributor to our reduced operating expenses (including both administrative and selling expenses and research and development costs) in the first half of 2008, compared with the same period of 2007, has been headcount reductions. Company-wide headcount reductions totalled 2,300 in the first half of 2008 versus 3,800 in the same period of 2007, excluding the impact of managed services contracts.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € 127 million in the first half of 2008 compared to a loss of € 788 million in the same period of 2007. This smaller loss reflects improved pricing discipline, the benefits of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries booked in the first half of 2008, all of which more than offset the impact of lower revenues in the first half of 2008. The purchase accounting entries had a negative, non-cash impact of € 256 million in the first half of 2008 as compared to € 525 million in the first half of 2007.

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Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2008 by €107 million (of which €216 million were additional provisions and €109 million were reversals). Additional product sales reserves (excluding construction contracts) created during the first half of 2008 were €171 million, while reversals of product sales reserves were €79 million during the same period. Of the €79 million in reversals, €29 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €16 million of the €79 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€34 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €153 million in the first half of 2007, of which additional provisions were €232 million and reversals were €79 million. Additional product sales reserves created during the first half of 2007 were €156 million while reversals of product sales reserves were €51 million.

Restructuring Costs. Restructuring costs were €387 million for the first half of 2008, representing €367 million of new restructuring plans and adjustments to previous plans, an asset impairment loss of € 15 million and €5 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €510 million in the first half of 2007, representing €493 million of new restructuring plans or adjustments to previous plans and an asset impairment loss of €17 million. Our restructuring reserves of €753 million at June 30, 2008 covered 3,600 positions under restructuring costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of Assets. In the first half of 2008 we took an impairment of assets charge of €810 million related to our CDMA business, all of which is related to goodwill. The impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than the company had estimated. This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America. Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America has led us to make more cautious mid-term assumptions about the results of this business. In the first half of 2007 we had €426 million of impairment charges that were booked against our 3G W-CDMA assets, reflecting a delay in revenue generation from our 3G W-CDMA assets as compared to our initial expectations and to a reduction in margin estimates.

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Post-retirement benefit plan amendment. In the first half of 2008 we booked an €18 million reserve related to ongoing litigation that concerns a previous Lucent healthcare plan amendment (see Note 21 “Contingencies – Lucent’s employment and benefits related cases,” for more detail). In the first half of 2007 we booked a € 265 million credit resulting from certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan similar to the Medicare Part D program. This change reduces the benefit obligation projected in the first half of 2007 by € 265 million, net of a € 211 million elimination of the previously expected Medicare Part D subsidies.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €1,343 million in the first half of 2008, compared to a loss of €1,459 million in the same period of 2007. Contributing to the smaller loss in 2008 were improved pricing discipline, the benefits of our product cost and fixed cost reduction programs, lower restructuring costs and a decline in the purchase accounting entries booked in the first half of 2008 as compared with the same period in 2007. Offsetting some of those positive impacts on the year-over-year change in the loss from operating activities were a larger impairment charge booked in 2008 and the change due to post-retirement benefit plan amendments, from a significant credit in the first half of 2007 to a small expense in the same period in 2008.

Finance costs. Finance costs in the first half of 2008 were €98 million and included €191 million of interest paid on our gross financial debt, offset by €93 million in interest earned on our cash, cash equivalents and marketable securities. In the first six months of 2007 net finance costs of €81 million resulted from €209 million of interest paid on our gross financial debt, offset by €128 million in interest earned on cash, cash equivalents and marketable securities. The decline in interest paid from the first half of 2007 to the first half of 2008 is due largely to a lower level of gross financial debt, while the decline in interest earned is due largely to a lower level of cash, cash equivalents and marketable securities.

Other financial income (loss). Other financial income was €193 million in the first half of 2008, compared to financial income of €231 million in the same period in 2007. Other financial income consists largely of the expected financial return on the assets of the pension and post-retirement benefit plans, mainly related to the Lucent pension plan assets. The decline from the first half of 2007 to the first half of 2008 is due largely to a November 2007 re-allocation of the plans’ assets which reduced their exposure to equity markets.

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Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €56 million during the first half of 2008, compared with €65 million during the same period in 2007. While our share of equity affiliates’ earnings included positive contributions from both Thales and Draka in 2007, our share in the first half of 2008 included a contribution from Thales only, since we sold our interest in Draka in the fourth quarter of 2007.

Income (loss) before income tax, related reduction of goodwill and discontinued operations. Income (loss) before income tax, related reduction of goodwill and discontinued operations was a loss of €1,192 million in the first half of 2008 compared to a loss of €1,244 million in the same period of 2007.

Reduction of goodwill related to deferred tax assets initially unrecognized. In the first half of 2008 there was no reduction of goodwill related to deferred tax assets that were initially unrecognized. In the same period of 2007 there was a €189 million reduction of goodwill that was due largely to the post-retirement benefit plan amendment described above.

Income tax (expense) benefit. We had an income tax expense of €69 million for the six months ended June 30, 2008, compared to an income tax benefit of €173 million for the six months ended June 30, 2007. The income tax expense for the first half of 2008 resulted from a current income tax charge of €53 million and a net deferred income tax charge of €16 million. The €16 million net deferred tax charge included deferred income tax benefits of €112 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination), that were more than offset by (i) a €93 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment test performed in the second quarter of 2008; and (ii) a €35 million deferred tax charge related to Lucent’s post-retirement benefit plans. The €173 million income tax benefit for the first six months of 2007 resulted from a deferred income tax benefit of €256 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination which was not fully offset by a current income tax expense of €40 million and a deferred income tax expense of €43 million.

Income (loss) from continuing operations. We had a loss from continuing operations of €1,261 million in the first half of 2008 compared to a loss of €1,260 million in the same period of 2007.

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Income (loss) from discontinued operations. There was no income (loss) from discontinued operations in the first half of 2008, compared with income of €652 million in the first half of 2007, which consisted primarily of a €677 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales.

Minority Interests. Minority interests were €22 million in the first half of 2008, compared with €(14) million in the first half of 2007. The change from 2007 is due largely to our improved operations in China with Alcatel Shanghai Bell.

Net income (loss) attributable to equity holders of the parent. A net loss of €1,283 million was attributable to equity holders of the parent during the first half of 2008, compared with a loss of €594 million attributable to equity holders of the parent in the first half of 2007.

Results of Operations by Business Segment for the Six Months Ended June 30, 2008 Compared to the Six Months ended June 30, 2007

The following discussion takes into account our results of operations under IFRS for the six-month periods ended June 30, 2008 and June 30, 2007, both of which include six months of results of operations for Lucent and the UMTS radio access business acquired from Nortel on December 31, 2006. Our results for the first six months of 2007 exclude the businesses transferred in January and April 2007 to Thales. We no longer organize our Carrier segment according to three business groups (Wireline, Wireless and Convergence). Currently, our Carrier segment is organized in seven business divisions: IP, Fixed Access, Optics, Multicore, Applications, CDMA Networks and Mobile Access.

Carrier			Enterprise	Services
Fixed Access	Mobile Access	Multicore	Enterprise Solutions	Network Integration
IP	CDMA Networks	Applications	Genesys	Professional Services
Optics				Maintenance
Network Operations

The table below sets forth segment and consolidated revenues, segment operating income (loss), consolidated PPA adjustments (excluding restructuring costs and impairment of assets), consolidated income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment, and segment and consolidated capital expenditures for the first half of 2008 and the same period in 2007. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our management committee to perform its chief operating decision making function, assess performance and allocate resources. It consists of income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment, as shown in the table below and in the consolidated financial statements.

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(In millions of euros)
Six months ended June 30, 2008	Carrier	Enterprise	Services	Other	Total Group
Revenues	5,511	768	1,497	189	7,965
Segment Operating Income (Loss)	(23)	44	90	18	129
PPA Adjustments (excluding restructuring costs and impairment of assets)					(256)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment

					(127)
Capital expenditures	300	45	22	33	399

(In millions of euros)
Six months ended June 30, 2007	Carrier	Enterprise	Services	Other	Total Group
Revenues	5,943	747	1,376	142	8,208
Segment Operating Income (Loss)	(267)	42	0	(38)	(263)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(525)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment

					(788)
Capital expenditures	295	39	29	14	378

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Carrier Segment

Revenues in our carrier business segment were €5,511 million in the first half of 2008, a decline of 7.3% from €5,943 million in the first half of 2007, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The decrease in the value of the U.S. dollar relative to the euro since 2007 had a significant negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007 our carrier segment revenues would have decreased by approximately 1% instead of the 7.3% decline actually experienced.

Within the carrier segment, activity in our divisions that are focused on fixed line technologies exhibited varied trends in the first half of 2008, ranging from strong growth in Optics to a decline in Fixed Access. In Optics, the increasingly widespread availability of broadband access facilitated strong growth in bandwidth-intensive traffic like video, driving solid spending for added capacity in optical networks. Spending on undersea optical networks – for additional capacity on existing networks and for new cable systems – was particularly important in the first half of 2008.  Our Fixed Access revenues weakened as we shipped 15% fewer DSL lines in the first half of 2008 as in the same period of 2007. That decline reflected a decline in new subscribers to carriers’ broadband access services. GPON is a growing piece of our Fixed Access business, driven by carrier spending to extend fiber deeper into their access networks and increase the availability of the enhanced broadband access services they can offer over optical fiber. GPON, however, is a relatively new technology and has not yet scaled to the point where it can offset declines in our legacy DSL business. Our IP routing business enjoyed good year-over-year growth early in the first half of 2008, but growth softened later in the period. That business, combined with our declining ATM (Asynchronous Transfer Mode) business, make up our IP division.

Elsewhere in our carrier segment, we experienced strong growth in Mobile Access. Within Mobile Access, growth in our GSM business was driven by network expansions in China, India, the Middle East and Africa, while W-CDMA also increased strongly on a ramp-up in revenues at several key clients. However, the gains in Mobile Access were more than offset by a significant decline in CDMA that included a sharp reduction in spending by a key customer in North America.

Our legacy voice switching business continued its decreasing trend, reflecting lower carrier spending on that technology. At the same time, growth in our fixed and mobile next-generation core networking business continued, and that business is now close in size to our legacy switching business. In our Applications business, activity increased in the first half of 2008 as compared with the same period in 2007, driven by an increase in revenues from messaging applications.

Within our carrier business, segment operating income was a loss of €23 million in the first half of 2008 – with breakeven results in the second quarter – which was reduced from a loss of €267 million in the same period of 2007. The smaller loss was achieved despite the decline in carrier revenues, which was concentrated in our profitable CDMA business, reflecting a more stringent pricing discipline as well as the success we are having with our product and fixed cost reduction programs. This is particularly true in our W-CDMA and next-generation core networking businesses, where losses in the first half of 2008 have been cut in half compared with the same period of 2007.

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Enterprise Segment

Revenues in our enterprise business segment were €768 million in the first half of 2008, an increase of 2.8% over revenues of €747 million in the same period of 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007 our enterprise segment revenues would have increased by 7.5% instead of the 2.8% increase actually experienced. At the time of the combination with Lucent, we developed a plan for our enterprise business and we are continuing to implement it. We have refocused our channel management and reorganized and added resources to our sales force, and those initiatives are helping to drive strong gains in data networking, IP telephony and our Genesys contact center business. Growth in North America was particularly strong in the first half of 2008. Enterprise segment operating income was €44 million or 5.7% of revenue in the first half of 2008, compared with €42 million or 5.6% of revenue in the same period of 2007. The increase in segment operating income reflects higher volumes and progress in our product cost reduction programs, which helped offset the ongoing investments we are making in this part of our business.

Services Segment

Revenues in our services business segment were €1,497 million in the first half of 2008, an increase of 8.8% over revenues of €1,376 million in the first half of 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007 our services segment revenues would have increased by 15% instead of the 8.8% increase actually experienced. Growth in services was particularly strong in network integration, network operations and multivendor maintenance. Elsewhere in our services business, a renewed focus on what we are calling the Industry and Public Sector – which includes areas like transportation, energy and the public sector where customers need large, complex communications networks – is building a solid book of orders. Services segment operating income was €90 million or 6.0% of revenue in the first half of 2008, compared with €0 in the same period of 2007. The increase in segment operating income is due to higher volumes, higher margins across most of our services business and a good balance between top-line growth and profitability.

PPA Adjustments (excluding restructuring costs and impairment of assets). In the first half of 2008, PPA adjustments (excluding restructuring costs and impairment of assets) were €(256) million, compared with €(525) million in the first half of 2007. The decline in PPA adjustments in the first half of 2008 as compared with the same period in 2007, is due to the fact that PPA adjustments included €(258) million for an inventory reversal in the first half of 2007 which was not repeated in 2008.

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Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment. In the first half of 2008, segment operating income of €129 million for the Group, adjusted for €(256) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 127 million, as shown in the consolidated financial statements. In the first half of 2007, a segment operating loss of €263 million for the Group adjusted for €(525) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment of €788 million, as shown in the consolidated financial statements.

Liquidity and Capital Resources

Liquidity

Cash Flow for the Six Months Ended June 30, 2008 and 2007.

Cash Flow Overview

Cash and cash equivalents decreased by €1,118 million during the first six months of 2008 to €3,259 million at June 30, 2008, compared to a decrease of € 231 million to € 4,639 million at June 30, 2007. The decrease in the first half of 2008 was mainly due to the cash used by operating activities of €433 million, compared to a similar cash use of € 265 million in the same period last year, cash used by investing activities of €553 million, compared to a similar cash provided of € 732 million in the same period last year (of which a cash proceeds from sale of marketable securities of €1,066 million in the first half 2007 compared to an increase of marketable securities of €265 million in the first half 2008) and no cash provided by discontinued activities in the first half 2008, compared to cash provided of € 226 million in the same period last year (including the proceeds of € 670 million related to the disposal of our ownership interest in two joint ventures in the space sector to Thales), which was partially offset by net cash used by financing activities of €36 million in the first half 2008, compared to a similar cash use of € 903 million in the same period last year (due primarily to the cash repayment of long term debt, including repurchased debt).

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Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €41 million for the first six months of 2008 compared to €119 million for the same period last year. This decrease was primarily due to the cash outflows related to restructuring plans of €285 million and cash contribution to pensions of €230 million for the first six months 2008 compared to €182 million and €150 million, respectively, in the same period last year, which was partially offset by an improvement of € 105 million of the cash provided by operating activities before changes in working capital, interest, taxes and cash outflows related to pension contribution and restructuring plans. The amount of non-cash items that contributed to our net loss (group share) of €1,283 million in the first six months of 2008 was €1,302 million, as compared with a net loss of €594 million in the first six months of 2007, which included €727 million non-cash items. The main non-cash items in the first half 2008 are the depreciation, amortization and impairment of assets of €1,405 million (of which €810 million of impairment of goodwill of the CDMA-EVDO business division and €230 million of amortization and depreciation of intangible and tangible assets valued as part of the purchase price allocation process for the Lucent transaction), to be compared with a similar amount of €1,177 million in the same period last year (including an impairment of our UMTS activity of €426 million and amortization and depreciation of intangible and tangible assets valued as part of the purchase price allocation process for the Lucent transaction of €270 million). Provisions, other impairment losses and fair value changes are other non-cash items which amounted to €96 million in the first half of 2008 (of which €102 million related to restructuring provisions, but there was no impact due to the step-up of inventories of Lucent) compared to €695 million in the same period of last year (of which €328 million related to restructuring provisions and €255 million of step-up of Lucent’s inventories booked in the purchase price allocation process of Lucent transaction as disclosed in Note 3).The other main non-cash items in the first half 2007 with no equivalent in 2008 are the post-retirement benefit plan amendment as disclosed in Note 19 (€265 million) and the income from discontinued activities (€652 million).

Net cash used by operating activities was €433 million in the first six months of 2008 compared to €265 million in the first six months of 2007. These amounts take into account the net cash used by the increase in operating working capital, vendor financing and other current assets and liabilities, which amounted to €264 million in the first six months of 2008 and €220 million in the first six months of 2007. The main changes between the two periods relate to the lower increase of inventories and the higher decrease of trade receivables in the first half 2008 compared to the same period in 2008, representing an improvement of cash provided by operating activities of €443 million, which was more than offset by a higher decrease of trade payables and a lower increase of customers’ deposit and advances in the first half 2008 compared to the same period of last year, representing an increase of the cash used by operating activities of €517 million. Interest paid and tax paid increased from €164 million in the first six months of 2007 to €210 million in the first six months of 2008 mainly due to income taxes paid.

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Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was €553 million in the first six months of 2008 compared to net cash provided of €732 million in the first six months of 2007. Excluding the positive impact related to the proceeds from the disposal of marketable securities of €1,066 million for the first six months of 2007 (this cash having been mainly used to repay bonds and pay our 2006 dividends) and a negative impact of €265 million for the same period in 2008 corresponding to the acquisition of marketable securities, net cash used by investing activities would have been €288 million in the first six months of 2008 compared to €334 million in the first six months of 2007. This decrease in net cash used was mainly due to higher proceeds from disposal of intangible and intangible assets in the first half 2008 compared to the similar period of last year representing an improvement of €65 million.

Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €36 million in the first six months of 2008 compared to net cash used of €903 million in the first six months of 2007. It is mainly due to the amount of repayment or repurchase of long term debt in the first six months of 2007 (€520 million mainly related to the repayment of bonds issued by historical Alcatel and Lucent compared to no repayment or repurchase of long term debt in the corresponding 2008 period) and the payment of the dividend on our ordinary shares in the first six months of 2007 of an aggregate of €365 million. No dividend was paid in the corresponding 2008 period.

Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash provided of €226 million in the first six months of 2007 (including the proceeds of €670 million related to the disposal of our ownership interest in two joint ventures in the space sector to Thales and the cash used by operating activities and financing activities of the discontinued activities during the period) compared with €0 million provided in the first six months of 2008.

Capital Resources

Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations (although this was not the case last year and during the first six months of 2008), the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of €1.4 billion maturing in April 2012 and 2013 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €4,409 million as of June 30, 2008, are sufficient to fund our cash requirements for the next 12 months. Approximately €458 million of such amount is held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by us and our subsidiaries outside of the local jurisdiction. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

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During the second half of 2008 we expect to make capital expenditures of approximately €475 million, including development costs that are capitalized, and cash outlays for our restructuring programs of approximately €400-600 million. We will repay approximately €128 million in aggregate principal amount of our 5.50 % bonds that mature on November 2008.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to traditional funding mechanisms (that is, bid and performance bonds), or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

Credit ratings. As of September 30, 2008, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Ba3	Not Prime	November 7, 2007	Negative	April 3, 2008
Standard & Poor’s	BB-	B	December 5, 2006	Negative	July 31, 2008

At September 30, 2008, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a.	December 11, 2006	n.a	n.a
Standard & Poor’s	BB-	B-1	December 5, 2006	Stable	September 13, 2007

(1) Except for preferred notes and obligations that continue to be rated (last update November 7, 2007).

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See below for ratings information on Lucent’s subordinated debt and trust securities.

Moody's: On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

On December 11,2006, Lucent’s Corporate Family Rating was withdrawn based upon the premise that the management of the two entities would be fully integrated over the next several months. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent's rating with Alcatel-Lucent’s rating at the time. The subordinated debt and trust preferred securities of Lucent were rated at B1.

The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Our Ba3 rating is in the Ba category, which also includes Ba1 and Ba2 ratings. Moody’s gives the following definition of its Ba category, “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”

Standard & Poor's: On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on our long-term corporate credit rating. At the same time the Long- and Short-term debt ratings of Alcatel-Lucent and of Lucent were affirmed.

On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. Lucent’s trust preferred notes are rated B-.

On December 5, 2006, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB-.

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The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB- rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB” is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligors’ inadequate capacity to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced access to the capital markets.

Our short-term debt rating allows us limited access to commercial paper, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable.

At June 30, 2008, our total financial debt, gross was €4,843 million compared to €5,048 million at December 31, 2007.

Short-term Debt. At June 30, 2008, we had €1,194 million of short-term financial debt outstanding, which included €128 million related to the principal amount of our 5.50 % bonds that mature in November 2008 and €805 million related to the principal amount of our 4.375 % bonds that mature on February 2009, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt. At June 30, 2008 we had €3,649 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings.

Syndicated Facility. On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The new facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six months ended June 30, 2008.

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Contractual obligations and off-balance sheet contingent commitments

Contractual obligations. We have certain contractual obligations that extend beyond 2008. Among these obligations we have long-term debt and interest thereon, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2008 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, capital lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated balance sheet included in this document.

0

	(In millions of euros)
Contractual cash obligations	Maturity date				Total
	By December 31, 2008	2009-2010	2011-2012	2013 and after
Financial debt (excluding capital leases) (1)	1,194	1,303	346	2,000	4,843
Capital lease obligations	-	-	-	-	-
Equity component of convertible bonds	-	256	244	108	608
Subtotal – included in balance sheet	1,194	1,559	590	2,108	5,451
Financial costs on financial debt (1)	262	351	345	1,392	2,350
Operating leases	230	380	291	351	1,252
Commitments to purchase fixed assets	55	-	-	-	55
Unconditional purchase obligations (2)	269	44	1	-	314
Subtotal – not included in balance sheet	816	775	637	1,743	3,971
Total – Contractual cash obligations	2,010	2,334	1,227	3,851	9,422

(1) To compute financial debt by maturity and finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 15. If debentures are not redeemed at the put dates, this will represent an additional finance cost of approximately € 371 million.

(2) These other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.

Off-balance sheet commitments and contingencies. On June 30, 2008, our off-balance sheet commitments and contingencies amounted to €2,558 million, consisting primarily of €1,237 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,558 million is approximately € 392 million in customer financing, as described below.

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With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

	(In millions of euros)
Off-balance sheet contingent commitments	June 30, 2008	June 30, 2007
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries (1)	1,237	1,453
Discounted receivables with recourse (2)	2	8
Other contingent commitments (3)	767	769
Sub-total - Contingent commitments (4)	2,006	2,230
Secured borrowings (5)	24	57
Cash pooling guarantee (6)	478	565
Total – Continuing activities	2,508	2,852
Commitments of discontinued activities (7)	50	-
Total – including discontinued activities	2,558	2,852

(1) This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €200 million as of June 30, 2008 and €204 million as of June 30, 2007 represent undertakings we provided on contracts of non-consolidated companies.

(2) This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3) Included in the €767 million are: €121 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €90 million of commitments related to leasing or sale and leaseback transactions, €103 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €453 million of various guarantees given by certain subsidiaries in the Group. Included in the €769 million are: €109 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €90 million of commitments related to leasing or sale and leaseback transactions, €149 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €421 million of various guarantees given by certain subsidiaries in the Group.

(4) Excluding our commitment to provide further customer financing, as described below.

(5) The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Cash Obligations table above in the line item “Financial debt (excluding finance leases).”

(6) This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts.

(7) Thales agreed to indemnify Alcatel-Lucent for and against any payment that any Alcatel-Lucent entity is required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales. As of June 30, 2008, some of the guarantees were still in the process of being formally transferred to Thales.

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The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

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Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of June 30, 2008 and also as of June 30, 2007.

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2 ¾ Series A Convertible Senior Debentures due 2023 and 2 ¾ Series B Convertible Senior Debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans and providing guarantees to third-party financing sources.

As of June 30, 2008, net of reserves, there was a drawn outstanding exposure of approximately €285 million under such customer financing arrangements, representing approximately €284 million of deferred payments and loans, and €1 million of guarantees. In addition, as of June 30, 2008, we had further commitments to provide customer financing for approximately €69 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Lucent’s Separation Agreements. Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our unaudited condensed interim consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

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Lucent’s Other Commitments - Contract Manufacturers. Lucent outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Lucent to supply most of Lucent-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Lucent’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Lucent’s portfolio of wireline products. Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers. However, there is an exposure during the contract manufacturers’ lead time for both the specific products for which Lucent has placed a firm order and for the raw material needed to manufacture products. The commitments represented by Lucent’s firm orders were $150 million as of June 30, 2008 ($211 million as of December 31, 2007). Sudden and significant changes in forecasted requirements of products during the contract manufacturers’ lead time could adversely affect our results of operations and cash flows.

Lucent’s Guarantees and Indemnification Agreements. Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately $119 million of lease obligations as of June 30, 2008 ($150 million of lease obligations as of June 30, 2007), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 12 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

40

Lucent’s Guarantees of Certain of our Debt. On March 27, 2007, Lucent issued full and unconditional guaranties of our 4.375% bonds due 2009 (the principal amount of which was €805 million on June 30, 2008), our 6.375% notes due 2014 (the principal amount of which was €462 million on June 30, 2008) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was €1,022 million on June 30, 2008). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Project Finance and Credit group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer's ongoing business.  In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect that our capital expenditures during the second half of 2008 will be approximately €475 million including research and development expenditures that will be capitalized. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to pursue our capital expenditure program. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will reevaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.

41

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments

Although, at June 30, 2008, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2007 Form 20-F, outstanding amounts may vary according to changes in underlying exposure and fair value of derivative instruments changes depending on market conditions.

Currently, given the uncertain credit markets and the recent bankruptcy or takeover of important financial groups, we are at risk of incurring losses on cash investments or derivate transactions in the case of financial institution defaults. As of today, we have not experienced a material default of a payment due to these circumstances. We are closely monitoring and managing our counterparty credit risk, as we fundamentally depend on the viability of the financial services sector to manage our business.

Research and Development

Cost. In the first half of 2008, our research and development costs, net of impact of the capitalization of research and development expenses, totaled €1,410 million (17.7% of consolidated revenues for the six months ended June 30, 2008) compared to costs of €1,512 million in the first six months of 2007 (18.4% of consolidated revenues for the six months ended June 30, 2007).

42

ALCATEL-LUCENT

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008

Unaudited interim consolidated income statements for the six months ended June 30, 2008 and 2007

F-2

Unaudited consolidated balance sheets at June 30, 2008 and at December 31, 2007

F-3

Unaudited interim consolidated statements of cash flows for the six months ended June 30, 2008 and 2007

F-4

Unaudited consolidated statements of recognized income and expense for the six months ended June 30, 2008 and 2007

F-5

Unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2008 and 2007 and for the year ended December 31, 2007

F-6

Condensed notes to unaudited interim consolidated financial statements:

- Summary of accounting policies

F-8

- Principal uncertainties regarding the use of estimates

F-20

- Changes in consolidated companies

F-27

- Information by operating segment

F-29

- Information by geographical segment

F-29

- Other

F-30

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)
	Note	Six months ended June 30,
		2008 (a)	2008	2007
Revenues	4	$ 12,543	€ 7,965	€ 8,208
Cost of sales (1)		(8,088)	(5,136)	(5,684)
Gross profit		4,455	2,829	2,524
Administrative and selling expenses (1)		(2,435)	(1,546)	(1,800)
Research and development expenses before capitalization of development expenses		(2,310)	(1,467)	(1,601)
Impact of capitalization of development expenses		90	57	89
Research and development costs (1)		(2,220)	(1,410)	(1,512)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	4	(200)	(127)	(788)
Restructuring costs	16	(609)	(387)	(510)
Impairment of assets	10	(1,276)	(810)	(426)
Gain/(loss) on disposal of consolidated entities		(2)	(1)	-
Post-retirement benefit plan amendments	16,18, 21	(28)	(18)	265
Income (loss) from operating activities		(2,115)	(1,343)	(1,459)
Interest related to gross financial debt		(300)	(191)	(209)
Interest related to cash and cash equivalents		146	93	128
Finance costs	6	(154)	(98)	(81)
Other financial income (loss)	6	304	193	231
Share in net income (losses) of equity affiliates		88	56	65
Income (loss) before income tax, related reduction of goodwill and discontinued operations		(1,877)	(1,192)	(1,244)
Reduction of goodwill related to deferred tax assets initially unrecognized	8	-	-	(189)
Income tax (expense) benefit	8	(109)	(69)	173
Income (loss) from continuing operations		(1,986)	(1,261)	(1,260)
Income (loss) from discontinued operations	7	-	-	652
NET INCOME (LOSS)		(1,986)	(1,261)	(608)
Attributable to:
- Equity holders of the parent		(2,020)	(1,283)	(594)
- Minority interests		34	22	(14)
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	9	(0.90)	(0.57)	(0.26)
- Diluted earnings per share	9	(0.90)	(0.57)	(0.26)
Net income (loss) before discontinued operations attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share		(0.90)	(0.57)	(0.55)
- Diluted earnings per share		(0.90)	(0.57)	(0.55)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share		0.00	0.00	0.29
- Diluted earnings per share		0.00	0.00	0.28

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.5748 on June 30, 2008.

(1) Classification of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in note 5.

UNAUDITED CONSOLIDATED BALANCE SHEETS

		(In millions)
ASSETS	Notes	June 30, 2008 (a)	June 30, 2008	December 31, 2007
Goodwill	10	$ 9,770	€ 6,204	€ 7,328
Intangible assets, net		5,984	3,800	4,230
Goodwill and intangible assets, net		15,754	10,004	11,558
Property, plant and equipment, net		2,104	1,336	1,428
Share in net assets of equity affiliates	14	2,225	1,413	1,352
Other non-current financial assets, net	11	1,066	677	704
Deferred tax assets		1,948	1,237	1,232
Prepaid pension costs	18	4,928	3,129	3,472
Marketable securities, net	17	-	-	-
Other non-current assets	12	869	552	389
Total non-current assets		28,894	18,348	20,135
Inventories and work in progress, net	13	3,706	2,353	2,235
Amounts due from customers on construction contracts	13	1,008	640	704
Trade receivables and related accounts, net	13	5,940	3,772	4,163
Advances and progress payments	13	216	137	110
Other current assets	12	1,857	1,179	1,117
Assets held for sale	7	43	27	35
Current income taxes		123	78	60
Marketable securities, net	11, 17	1,811	1,150	894
Cash and cash equivalents	17	5,131	3,259	4,377
Total current assets		19,835	12,595	13,695
TOTAL ASSETS		48,729	30,943	33,830

		(In millions)
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	June 30, 2008 (a)	June 30, 2008	December 31, 2007

Capital stock (€ 2 nominal value: 2,317,465,163 ordinary shares issued at June 30, 2008, 2,315,442,692 ordinary shares issued at June 30, 2007, and 2,317,441,420 ordinary shares issued at December 31, 2007)

		$ 7,299	€ 4,635	€ 4,635
Additional paid-in capital		26,126	16,590	16,543
Less treasury stock at cost		(2,468)	(1,567)	(1,567)
Retained earnings, fair value and other reserves		(11,600)	(7,366)	(3,776)
Cumulative translation adjustments		(2,463)	(1,564)	(1,085)
Net income (loss) - attributable to the equity holders of the parent		(2,020)	(1,283)	(3,518)
Shareholders' equity - attributable to the equity holders of the parent		14,874	9,445	11,232
Minority interests		806	512	515
Total shareholders’ equity	15	15,680	9,957	11,747
Pensions, retirement indemnities and other post-retirement benefits	18	6,247	3,967	4,402
Bonds and notes issued, long-term	15, 17	5,643	3,583	4,517
Other long-term debt	17	104	66	48
Deferred tax liabilities		2,676	1,699	1,897
Other non-current liabilities	12	765	486	366
Total non-current liabilities		15,435	9,801	11,230
Provisions	16	4,008	2,545	2,566
Current portion of long-term debt	17	1,880	1,194	483
Customers' deposits and advances	13	1,531	972	847
Amounts due to customers on construction contracts	13	427	271	407
Trade payables and related accounts	13	6,537	4,151	4,514
Liabilities related to disposal groups held for sale	7	-	-	-
Current income tax liabilities		145	92	70
Other current liabilities	12	3,086	1,960	1,966
Total current liabilities		17,614	11,185	10,853
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		48,729	30,943	33,830

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.5748 on June 30, 2008.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		(In millions)
	Note	Six months ended June 30,
		2008 (a)	2008		2007
Cash flows from operating activities
Net income (loss)- attributable to the equity holders of the parent		$ (2,020)	€ (1,283)		€ (594)
Minority interests		35	22		(14)
Adjustments	19	2,050	1,302		727
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	19	65	41		119
Net change in current assets and liabilities (excluding financing):
- Inventories and work in progress	13	(395)	(251)		(540)
- Trade receivables and related accounts	13	465	295		141
- Advances and progress payments	13	(33)	(21)		(31)
- Trade payables and related accounts	13	(460)	(292)		(37)
- Customers’ deposits and advances	13	157	100		362
- Other current assets and liabilities		(150)	(95)		(115)
Cash provided (used) by operating activities before interest and taxes		(351)	(223)		(101)
- Interest received		134	85		105
- Interest (paid)		(329)	(209)		(231)
- Taxes (paid)/received		(136)	(86)		(38)
Net cash provided (used) by operating activities		(682)	(433)		(265)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		143	91		26
Capital expenditures		(629)	(399)		(378)
Of which impact of capitalization of development costs		(324)	(206)		(220)
Decrease (increase) in loans and other non-current financial assets		38	24		(13)
Cash expenditures for acquisition of consolidated and non-consolidated companies		(25)	(16)		11
Cash and cash equivalent from consolidated companies acquired		-	-		-
Cash proceeds from sale of previously consolidated and non-consolidated companies		19	12		20
Cash proceeds from sale of (Increase in) marketable securities		(417)	(265)		1,066
Net cash provided (used) by investing activities		(871)	(553)		732
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(46)	(29)		(34)
Issuance of long-term debt	17	-	-		-
Repayment/repurchase of long-term debt	17	-	-		(520)
Proceeds from issuance of shares		-	-		13
Proceeds from disposal/(acquisition) of treasury stock		-	-		3
Dividends paid		(11)	(7)		(365)
Net cash provided (used) by financing activities		(57)	(36)		(903)
Cash provided (used) by operating activities of discontinued operations	7	-	-		(75)
Cash provided (used) by investing activities of discontinued operations	7	-	-		652
Cash provided (used) by financing activities of discontinued operations	7	-	-		(351)
Net effect of exchange rate changes		(151)	(96)		(21)
Net increase (decrease) in cash and cash equivalents		(1,761)	(1,118)		(231)
Cash and cash equivalents at beginning of period / year		6,893	4,377		4,749
Cash and cash equivalents at end of period / year		5,132	3,259	(1)	4,639	(1)
Cash and cash equivalents at beginning of period / year classified as assets held for sale		-	-		121
Cash and cash equivalents at end of period / year classified as assets held for sale		-	-		-

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.5748 on June 30, 2008.

(1) Includes € 458 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2008 (€ 503 million as of June 30, 2007). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(In millions)
	Six months ended June 30,
	2008 (a)	2008	2007
Financial assets available for sale:	$ (22)	€ (14)	€ 4
Valuation gains/(losses) taken to equity	(20)	(13)	14
Transferred to profit or loss on sale	(2)	(1)	(10)
Cumulative translation adjustments	(767)	(487)	(251)
Cash flow hedging	6	4	13
Amount taken to equity	(30)	(19)	5
Recycling in income (loss)	36	23	8
Actuarial gains (losses) and adjustments arising from asset ceiling limitation	(479)	(304)	257
Tax on items recognized directly in equity	209	133	(37)
Other adjustments	170	108	(20)
Net gains (losses) recognized in equity	(882)	(560)	(34)
Of which transferred to profit and loss	35	22	(2)
Net income (loss) for the period	(1,986)	(1,261)	(608)
Total recognized profits (losses) for the period	(2,868)	(1,821)	(642)
Attributable to:
- Equity holders of the parent	(2,891)	(1,836)	(626)
- Minority interests	24	15	(16)

(a) Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.5748 on June 30, 2008.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								(In millions of euros and number of shares)
	Number of shares	Capital stock	Addi-tional paid-in capital	Retained earnings	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the equity holders of the parent	Minority interests	TOTAL
Balance at December 31, 2006 after appropriation	2,250,939,150	4,619	16,443	(3,837)	372	(1,572)	(115)	-	15,910	495	16,405
Total recognized profit (loss) for the six month period ended June 30, 2007 (1)					217		(249)	(594)	(626)	(16)	(642)
Capital increases	5,763,551	12	26						38		38
Early redemption of 8% convertible debenture			(30)						(30)		(30)
Share-based payments			48						48		48
Treasury stock	69,082			(4)		2			(2)		(2)
Dividend				(361)					(361)	(4)	(365)
Other adjustments				(1)					(1)		(1)
Balance at June 30, 2007	2,256,771,783	4,631	16,487	(4,203)	589	(1,570)	(364)	(594)	14,976	475	15,451
Total recognized profit (loss) for the last six months of 2007 (1)				(14)	(147)		(721)	(2,924)	(3,806)	54	(3,752)
Capital increases	1,998,728	4	2						6		6
Share-based payments			54						54		54
Treasury stock	280,222					3			3		3
Dividends									-	(14)	(14)
Other adjustments				(1)					(1)		(1)
Balance at December 31, 2007 before appropriation	2,259,050,733	4,635	16,543	(4,218)	442	(1,567)	(1,085)	(3,518)	11,232	515	11,747
Proposed appropriation of net income (loss)				(3,518)				3,518			-
Balance at December 31, 2007 after appropriation	2,259,050,733	4,635	16,543	(7,736)	442	(1,567)	(1,085)	-	11,232	515	11,747
Total recognized profit (loss) for the six months period ended June 30, 2008 (1)				108	(182)		(479)	(1,283)	(1,836)	15	(1,821)
Capital increases	23,743								-		-
Share-based payments			47						47		47
Treasury stock	46,209								-		-
Dividends									-	(19)	(19)
Other adjustments				2					2	1	3
Balance at June 30, 2008	2,259,120,685	4,635	16,590	(7,626)	260	(1,567)	(1,564)	(1,283)	9,445	512	9,957

(1) See consolidated statements of recognized income and expense.

CONDENSED NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or if its existence is extended by shareholder vote. Alcatel-Lucent’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The condensed interim consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 28, 2008, the Board of Directors authorized the issuance of these condensed interim consolidated financial statements at June 30, 2008.

The condensed interim consolidated financial statements at June 30, 2008 are prepared in compliance with IAS 34 “Interim Financial Reporting” and in accordance with IFRSs adopted by the European Union that was in effect at June 30, 2008. The accounting policies and measurement principles adopted for the condensed interim consolidated financial statements at June 30, 2008 are the same as those used in the consolidated financial statements at December 31, 2007, except the changes disclosed hereafter.

New financial reporting standards and interpretations that have been applied by the Group but are not yet mandatory

New financial reporting standard applied as of January 1, 2008

On January 1, 2008, Alcatel-Lucent elected to adopt IFRS 8 “Operating Segments” with retroactive effect on the periods presented. Although IFRS 8 is only effective from January 1, 2009, it may be applied earlier, beginning with 2007. IFRS 8 replaces IAS 14 “Segment Reporting”. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of a group for which separate internal financial information is available and that the group’s “chief operating decision maker” (CODM) uses to make decisions about operating matters.

This “management approach” as specified in IFRS 8 differs from IAS 14, which requires segment information to be reported by two types of reportable segments, which, in the Group’s case, are distinguishable business components (primary segments) that are subject to risks and returns that are different from those of other components, and geographical areas (secondary segments). The main elements of the financial statements are divided according to these two categories.

The Group established a management committee consisting of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and six other executives, which leads the organization from a regional, operational and functional perspective and which performs the chief operating decision making (CODM) function.  The committee assesses performance and allocates resources based on reviewing financial information at the Carrier, Services and Enterprise level. Consequently, the Group identified these three business groups as the operating segments about which the Group should report.

Concerning measurement of segment information, IFRS 8 requires the amount reported for each operating segment item to be the measure reported to the CODM for the purpose of allocating resources to the segment and assessing its performance.

The Group's management committee’s measure of operating segment profit or loss is the “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination” (refer to note 4).

New financial reporting standards, amendments and interpretations published but not yet mandatory or applied by the Group

No new financial reporting standards or interpretations became mandatory for 2008, except IFRIC 14 “The limit on a defined benefit asset, minimum funding requirements and their interaction”. This interpretation was not applied in these condensed interim consolidated financial statements as of June 30, 2008, as this interpretation has not yet been endorsed by the European Union. We anticipate that it will have a limited negative impact on our shareholders’ equity.

The IASB published the following standards during the six months ended June 30, 2008, but the European Union has not yet endorsed them  :

•

A revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”;

•

Amendment to IFRS 2 “Share-based Payment” - Vesting Conditions and Cancellations;

•

A revised IAS 32 “Financial Instruments : Presentation” and Amendment to IAS 1 “Presentation of Financial Statements” - Puttable Financial Instruments and Obligations arising on Liquidation;

•

Improvements to IFRS;

•

Amendments to IFRS 1 "First time adoption of IFRS" and IAS 27 "Consolidated and separate financial statements – Cost of an investment in a subsidiary, jointly controlled entity or associate.

Furthermore, the IASB published the following interpretation in July 2008, but they are not yet endorsed by the European Union :

•

IFRIC 15 "Agreements for the construction of real estate " and

•

IFRIC 16 " Hedges of a net investment in a foreign operation".

Of these new standards and interpretations, only IFRS 3 and IAS 27 could have a material impact on our future consolidated financial statements, if we were to enter into significant, new business combinations. These new standards will be effective, if adopted by the European Union, for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after July 1, 2009, with earlier application permitted.

Transitional provisions of IFRS 3 affecting income taxes could have a material impact on our future consolidated financial statements, since the accounting treatment of deferred tax assets recognized after completion of a business combination and not initially recognized will be recognized in the income statement without any related reduction of goodwill, contrary to what the currently-applicable IFRS 3 prescribes (see note 1n).

Unrecognized income tax loss carry-forwards that relate to Lucent Technologies are material. If the Group is able to recognize deferred tax assets corresponding to former Lucent’s income tax loss carry-forwards, in compliance with IAS 12 “Income Taxes”, the recognition of such tax losses in the future could materially impact the Group’s income statement in a positive way.

As of June 30, 2008, Alcatel-Lucent had not applied any International Financial Reporting Standards and interpretations that the European Union has published and adopted but which were not yet mandatory, except for IFRS 8 "Operating Segments".

Note 1

Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the condensed interim consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as adopted by the European Union (available at the following internet address:

www.ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission) as of the date when our Board of Directors authorized the issuance of these condensed interim consolidated financial statements. IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee ("SIC").

a/ Basis of preparation

The condensed interim consolidated financial statements have been prepared in accordance with IFRSs under the historical cost convention, with the exception of certain categories of assets and liabilities. The categories concerned are detailed in the following notes.

b/ Consolidation methods

Companies over which the Group has control are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has significant influence (investments in “associates" or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group's interest in the voting rights is greater than or equal to 20%.

In accordance with SIC 12 "Consolidation – Special purposes entities requirements", special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

All significant intra-group transactions are eliminated.

c/ Business combinations

Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group's accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders' equity.

Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and minority interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting must be completed within twelve months of the acquisition date.

The accounting treatment of deferred taxes related to business combinations is described in note 1n below.

The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.

d/ Translation of financial statements denominated in foreign currencies

The balance sheets of consolidated entities having a functional currency different from the presentation currency of the Group (i.e. euro) are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and the income statements and cash flow statements of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in shareholders' equity under the caption "Cumulative translation adjustments".

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated into euros using the closing exchange rate.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date was deemed to be zero. This amount was reversed against retained earnings, leaving the amount of shareholders’ equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates existing as of the IFRS transition date.

e/ Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in "other financial income (loss)".

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the caption "Cumulative translation adjustments" until the disposal of the investment. Refer to note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against exposure to changes in future cash flows (for example, revenues generated by the company’s assets).

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

•

For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then transferred from equity to the income statement (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in "other financial income (loss)".

•

For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged asset, liability or firm commitment.

In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, Alcatel-Lucent has designated and documented highly probable future streams of revenue and has entered into hedge transactions with respect to such revenue. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Certain foreign exchange derivatives are not considered eligible for hedge accounting treatment, as the derivatives are not designated as hedges for cost/benefit reasons.

Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the operating segment “other”).

Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.

f/ Research and development expenses

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•

development costs, which are capitalized as an intangible asset when the following criteria are met:

-

the project is clearly defined, and the costs are separately identified and reliably measured;

-

the technical feasibility of the project is demonstrated;

-

the intention exists to finish the project and use or sell the products created during the project;

-

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

-

adequate resources are available to complete the project.

These development costs are amortized over the estimated useful life of the projects or the products they are incorporated within.

The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

-

in case of internal use : over its probable service lifetime,

-

in case of external use : according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product it is incorporated within.

The amortization of internal use software capitalized development costs is accounted for by function depending on the beneficiary function.

•

customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.

With regard to business combinations, a portion of the purchase price is allocated to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project's accomplishments and an evaluation of the overall contribution of the project, and the project's risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel-Lucent and its competitors. Future net cash flows from such projects are based on management's estimates of such projects’ cost of sales, operating expenses and income taxes.

The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel-Lucent’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 10 years.

Impairment tests are carried out using the methods described in the following paragraph.

g/ Goodwill, intangible assets and property, plant and equipment

In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.

In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal. Intangible assets with indefinite useful lives (such as trade names) are tested for impairment annually.

In the event that the recoverable amount is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Goodwill

Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions (considered as the grouping of cash generating units ("CGU") at which level the impairment test is performed) with the Group business division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Business Divisions are one level below the three operating segments (Carrier, Enterprise and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a Business Division occur.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such a reallocation was made in December 2007 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is classified as cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to note 1p). In Process R&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Capital gain/loss of intangible assets are accounted for in the corresponding cost line items in the income statement depending of the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses.  Depreciation expense is generally calculated over the following useful lives:

• buildings and building improvements	5-50 years
• infrastructure and fixtures	5-20 years
• plant and equipment	1-10 years

Depreciation expense is determined using the straight-line method.

Assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (tenant) are capitalized.

Residual value, if considered to be significant, is included when calculating the depreciable amount. Property, plant and equipment are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (see note 1p).

In addition, capital gain/loss of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending of the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

h/ Non-consolidated investments and other non-current financial assets

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost and are subject to impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is assessed at each quarter-end for objective evidence of impairment.

i/ Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.

j/ Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from shareholders’ equity. Proceeds from the sale of such shares are recognized directly in shareholders’ equity.

k/ Pension and retirement obligations and other employee and post-employment benefit obligations

In accordance with the laws and practices of each country where Alcatel-Lucent is established, the Group participates in employee benefit plans.

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:

•

using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

•

the “corridor” method is no longer used from January 1, 2007 (see below).

The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. In case of plan amendments, the impact is presented on a specific line item of the income statement if material (see note 1p).

Prepaid pension costs cannot exceed the net total present value of any available refund from the plan or reduction in future contributions to the plan. When Alcatel-Lucent expects to use excess pension plan assets to fund retiree healthcare for formerly represented retirees and has the ability to do so, such use is considered as a refund from the related plan. In particular, under Section 420 of the Internal Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, Alcatel-Lucent can use excess pension plan assets applicable to formerly represented retirees to fund the retiree healthcare plan for such retirees until 2013.

As of January 1, 2007, the Group has elected the option provided for in the amendment of IAS 19 “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling limitations, net of deferred tax effects, outside of the income statement in the statement of recognized income and expense.

Regulations governing first-time adoption

In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in shareholders’ equity. Before the change in accounting method, which was retrospectively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in France and Germany), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in note 1w below.

l/ Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced and committed before the balance sheet date of the Group's financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

m/ Financial debt – compound financial instruments

Certain financial instruments contain both a liability and an equity component, including bonds that can be converted into or exchanged for new or existing shares and notes mandatorily redeemable for new or existing shares. The different components of compound financial instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity is equal to the difference between the debt issue amount and the financial liability component.

The financial liability component of Lucent’s convertible bonds was computed at present value on the business combination closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates. The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in shareholders’ equity.

In accordance with IAS 32 AG33 and AG34 requirements, the consideration paid in connection with an early redemption of a compound financial instrument is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

n/ Deferred taxation and penalties on tax claims

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in shareholders’ equity or in net income (loss) for the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated balance sheet when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

•

existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal,

•

forecasts of future tax results,

•

the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

•

historical data concerning recent years’ tax results, and

•

if required, tax planning strategy, such as the planned disposal of undervalued assets.

As a result of a business combination, an acquirer may consider it probable that it will recover its own deferred tax assets that were not recognized before the business combination. For example, an acquirer may be able to utilize the benefit of its unused tax losses against the future taxable profit of the acquiree. In such cases, the acquirer recognizes a deferred tax asset, but does not include it as part of the accounting for the business combination, and therefore does not take it into account in determining the goodwill or the amount of any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the combination.

If the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but is subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. In addition:

•

the carrying amount of goodwill is reduced to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date; and

•

the reduction in the carrying amount of goodwill is recognized as an expense.

If any deferred tax assets related to the business combination with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the income statement (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities), but the goodwill will be reduced accordingly (for the tax losses related to Lucent entities only).

Amounts of reduction of goodwill already accounted for in the purchase price allocation related to the acquisition of Lucent are disclosed in note 8.

Penalties recognized on tax claims are accounted for in the “income taxes” line item in the consolidated income statement.

o/ Revenues

Revenues include net sales and service revenues from the Group’s principal business activities and income due from licensing fees and from income grants, net of value added taxes (VAT).

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the collectibility of corresponding receivables.

Revenues from the sale of goods and equipment are recognized when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Construction contract costs are recognized as incurred when the outcome of a construction contract cannot be estimated reliably.  In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings, are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.

In the absence of a specific guidance in IAS 18 "Revenue", software revenue recognition rules, as prescribed by the AICPA’s SOP 97-2, are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis. When the software is embedded with the Group’s hardware and the software is considered more than incidental, guidance given in AICPA'S SOP 97-2 is generally applied with limited exceptions, such as determining fair value using methods other than vendor-specific objective evidence (VSOE) of fair value, if deferring revenue related to the delivered elements due to the impossibility of determining VSOE of an undelivered element is not considered as IFRS compliant (i.e. IFRS does not require VSOE of fair value). If VSOE of fair value or fair value of an undelivered element cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period if the last undelivered element is a service.

For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period. Revenue from other services is generally recognized at the time of performance.

For product sales made through retailers and distributors, assuming all other revenue recognition criteria have been met, revenue is recognized upon shipment to the distribution channel, if such sales are not contingent on the distributor selling the product to third parties and the distribution contracts contain no right of return. Otherwise, revenue is recognized when the reseller or distributor sells the product to the end user.

Product rebates or quantity discounts are deducted from revenues, even in the case of promotional activities giving rise to free products.

Revenue in general is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments.

The assessment of collectibility is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized on a cash basis. However, if uncertainty arises about the collectibility of an amount already included in revenue, the amount in respect of which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

p/ Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments and income (loss) from operating activities

Alcatel-Lucent has considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

•

Elements that are both very infrequent and material, such as a major impairment of an asset, a disposal of investments, the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan.

•

Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another. For example, restructuring charges have shown significant changes from one period to another.

Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids, valuation allowances on receivables (including the two categories of vendor financing as described in note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized income tax loss carry forwards, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

q/ Finance costs and other financial income (loss)

Finance costs include interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), and all cash and similar items (cash, cash equivalents and marketable securities).

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When the tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for as "other financial income (loss)" line item in the consolidated income statement.

r/ Structure of consolidated balance sheet

Most of the Group's activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (including other inventories and work in progress and trade receivables and related accounts) and current liabilities (including other provisions, customers' deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.

s/ Financial instruments and derecognition of financial assets

Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

The accounting policies applied to currency hedge-related instruments are detailed in note 1e.

Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are measured at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and are offset by equivalent changes in the interest rate swaps for the effective part of the hedge.

Derecognition of financial assets

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is either totally or partially derecognized  (removed from the balance sheet) when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in note 11.

t/ Cash and cash equivalents

In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows do not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).

Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheet correspond to the cash and cash equivalents defined above.

u/ Marketable securities

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments : Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in finance costs). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

v/ Customer financing

The Group undertakes two types of customer financing:

•

financing relating to the operating cycle and directly linked to actual contracts;

•

longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

Both categories of financing are accounted for in "Other current or non-current assets, net".

Changes in these two categories of assets are included in cash flows from operating activities in the consolidated statement of cash flows in the line "Net change in other current assets and liabilities".

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

w/ Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date.  It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement.

Stock option fair value is calculated at grant date (i.e. date of approval of the plan by the Board of Directors) using the Cox-Ross-Rubinstein binomial model. This model permits consideration of the option’s characteristics, such as exercise price and expiry date, market data at the time of issuance, the interest rate on risk-free securities, share price, expected volatility at grant date and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise. It is considered that a beneficiary will exercise  his/her option once the potential gain becomes higher than 50% of the exercise price.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries.

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The sum of these two amounts (fair value of outstanding stock options less deferred compensation), equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

x/ Assets held for sale and discontinued operations

A non-current asset or disposal group (group of assets or a cash generating unit) to be sold is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss) and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.

y/ Interim condensed consolidated financial statements

Seasonal nature of activity

Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

Note 2

Principal uncertainties regarding the use of estimates

The preparation of condensed interim consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. However, subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

	(In millions of euros)
	June 30, 2008	December 31, 2007
Valuation allowance for inventories and work in progress on construction contracts	(582)	(514)

	(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007
Impact of write-downs in income (loss) before income tax, related reduction of goodwill and discontinued operations	(158)	(62)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results.

	(In millions of euros)
	June 30, 2008	December 31, 2007
Accumulated impairment losses on customer receivables	(224)	(187)

	(In millions of euros)
	Six months ended June 30, 2008	Six months ended June 30, 2007
Impact of impairment losses in income (loss) before income tax, related reduction of goodwill and discontinued operations	(13)	(9)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

	(In millions of euros)
	June 30, 2008	December 31, 2007
Capitalized development costs, net	642	596

The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

No impairment loss on capitalized development costs has been accounted for during the six months ended June 30, 2008.

The impairment losses of € 38 million on capitalized development costs that were accounted for during the six months ended June 30, 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

Other intangible assets and goodwill

	(In millions of euros)
	June 30, 2008	December 31, 2007
Goodwill, net	6,204	7,328
Intangible assets, net (1)	3,800	4,230
Total	10,004	11,558

(1) Including capitalized development costs.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in note 3, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired). If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. The amount of goodwill and intangible assets related to the Lucent transaction that we reported for the year ended December 31, 2006 were preliminary and subject to change from December 1, 2006 to December 1, 2007. Adjustments recognized in 2007 are described in note 3.

Impairment losses amounting to € 307 million were accounted for during the six month period ended June 30, 2007 and mainly related to UMTS business.

Impairment losses of € 2,832 million (€ 2,657 million on goodwill and € 175 million on other intangible assets) were accounted for in 2007 and mainly related to CDMA and EVDO, IMS and UMTS businesses.

An impairment loss of € 810 million, related to the CDMA and EVDO business, has been accounted for as of June 30, 2008.

IAS 36, paragraph 134 (f) requires sensitivity tests to be performed on the key assumptions on which management has based its determination of the recoverable amounts of each of the Group’s business divisions whose carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill. Due to the interaction between forecast assumptions and other variables used to measure the recoverable amount of the CDMA and EVDO business division, it is not possible for Alcatel-Lucent to give any meaningful information on the financial impact of a change in one of the key assumptions used by the Group's management.

The amount of remaining goodwill of the CDMA and EVDO business division was € 506 million as of June 30, 2008. The value of trade names allocated to CDMA and EVDO business division was € 63 million as of June 30, 2008. The remaining value of intangible assets that are amortized (acquired technologies, in-process R&D and customer relationship) of this business division as of June 30, 2008 was € 1,607 million amortized over a residual useful life of 3 to 7 years.

As indicated in note 1g, in addition to the annual goodwill impairment tests, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

The discount rate used for the annual impairment test was the Group’s weighted average cost of capital of 10% for 2008 and 2007. The same rate of 10% was used for the additional impairment test performed in December 2007. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each Business Division. Goodwill impairment losses cannot be reversed.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

No impairment loss on property, plant and equipment has been accounted for during the six months ended June 30, 2008.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No significant impairment losses were recorded on property, plant and equipment in the first half 2008. Impairment losses of € 94 million were accounted for during 2007 of which € 91 million accounted for during the six month period ended June 30, 2007, mainly related to the UMTS business and the planned disposal of real estate.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

	(In millions of euros)
Product sales reserves	June 30, 2008	December 31, 2007
Related to construction contracts (1)	143	147
Related to other contracts (2)	549	557
Total	692	704

(1) See note 13, included in the amounts due to/from customers

(2) See note 16.

For further information on the impact on the income statement of changes in these provisions, see notes 13 and 16.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

	(In millions of euros)
Deferred tax assets	June 30, 2008		December 31, 2007
Related to the United States (including Lucent)	458	(1)	675	(1)
Related to France	612	(1)	404	(1)
Related to other tax jurisdictions	167		153
Deferred tax assets recognized	1,237		1,232

(1) Following the performance by the Group of the 2008 annual goodwill impairment test, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2007.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes the positive and negative elements of certain economic factors that may affect its business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry-forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent's balance sheet and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2008 is € 1,450 million (€ 1,629 million  as of December 31, 2007).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not be recognized in Lucent's historical financial statements should be recognized in Alcatel-Lucent's financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement. Goodwill will also be reduced, resulting in an expense, for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

On the other hand, as a result of the business combination, a former Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, Alcatel-Lucent would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on Alcatel-Lucent future net results.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Alcatel-Lucent's results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retiree healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent's results or shareholders’ equity.

	Six months ended June 30, 2008	Six months ended June 30, 2007	2007
Weighted average expected rates of return on plan assets	7.05%	7.35%	7.39%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.11%	5.54%	5.54%

The net effect of pension and post-retirement obligations included in Alcatel-Lucent income (loss) before income tax, related reduction of goodwill and discontinued operations, was income of € 131 million during the six month period ended June 30, 2008 (€ 456 million income during the six month period ended June 30, 2007 including € 265 million recognized as a result of certain changes to management retiree healthcare benefit plans).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits were determined at the beginning of each corresponding period. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2008 and 2007 is mainly due to the more conservative asset allocation at the end of 2007 (the Group reduced the exposure of its defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by Alcatel-Lucent external investment advisors or to a change in the asset allocation.

For purpose of recognition of the net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For purpose of determining the plan obligations, these rates are determined at the end of each period. The change in the discount rate in 2007 and 2008 was due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2007 net pension and post-retirement result by approximately € 35 million and € 53 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2007 net pension and post-retirement result by approximately € 151 million.

In the U.S., there have been several developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting of certain costs to their retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total U.S. retiree health care obligation as of December 31, 2007. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001. Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S.$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,646 million, the present value of Medicare Part D subsidies of approximately € 270 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of € 492 million have been considered in determining the asset ceiling limitation for Lucent's pension plans as of June 30, 2008.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2008 valuation date, there were approximately € 2.3 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.7 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our equity as well as the ultimate amount of plan assets eligible for Section 420 transfers.

h/ Revenue recognition

As indicated in note 1o, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is not in a position to reliably estimate the outcome of a construction contract.  These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, it was determined that the final outcome related to a large W-CDMA construction contract could not be estimated with reliability due to reasons indicated above.  As a result, all the contract costs incurred have been expensed, but revenues have been recognized only to the extent that the contract costs incurred were recoverable.  Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before income tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date. Future results of operations may therefore be impacted.

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Accountants, or the AICPA), such as the existence of sufficient vendor-specific objective evidence ("VSOE") to determine the fair value of the various elements of the arrangement.

Some of the Group's products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b above).

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in note 3.

Once the initial accounting of a business combination is complete, further adjustments must be accounted for only to correct errors.

Note 3

Changes in consolidated companies

No change in consolidated companies occurred in the first semester 2008. However, the following announcements were made:

•

On February 12, 2008, Alcatel-Lucent and NEC announced the execution of a memorandum of understanding concerning the formation of a joint venture that will focus on the development of Long Term Evolution (LTE) wireless broadband access product offerings. These solutions will support the network evolution of some of the leading carriers around the world. Through this joint development effort, the two companies intend to accelerate the availability of next-generation wireless product offerings. Leveraging the common LTE product strategy and platform of the joint venture, Alcatel-Lucent and NEC will each manage delivery, project execution and dedicated support to their respective customers. The consolidation method for this joint venture will be determined according to the terms of the final agreement.

•

On May 12, 2008, Alcatel-Lucent and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture will be to provide managed services for Reliance Communications CDMA and GSM networks in India. Alcatel-Lucent will have the operational control of the joint venture and the joint venture will be fully consolidated.

•

On June 17, 2008, Alcatel-Lucent announced that it entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of USD 2.23 per share, representing a value of approximately US$ 67.8 million.

The main changes in consolidated companies for 2007 were as follows:

•

On December 2007, our 49.9% share in Draka Comteq B.V. (‘Draka Comteq’) was sold to Draka for € 209 million in cash. Under this transaction, Draka acquired full ownership of Draka Comteq. Since the initial establishment of the joint venture, Draka Comteq has been controlled by Draka and its results have been consolidated in full in the Draka consolidated financial statements and under the equity method in the Alcatel-Lucent consolidated financial statements. The gain on disposal amounted to € 74 million and was recorded in line item “Other financial income (loss)” (see note 6). The amount of capital gain takes into account the estimated impact of an indemnity clause related to a pending litigation and, as a result, the capital gain may be revised in future periods (refer to note 6).

•

On January 5, 2007, the Group completed the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services, as described below.

•

The ownership interests in two joint ventures in the space sector were sold to Thales in April 2007 for € 670 million in cash, which will be subject to adjustment in 2009.

•

The adjustments recognized in the current period that relate to the business combination with Lucent during 2006 are as follows:

	(In millions of euros)
	As of December 31, 2007	As of December 31, 2006	Difference
Cost of the business combination (A)	9,895	9,891	4 (1)
Net assets acquired (B)	2,186	1,840	346 (2)
Goodwill (A) – (B)	7,709	8,051	(342)

(1) Relates to changes in the estimated transaction cost.

(2) Of which:

- change in the fair value of intangible assets: € 94 million,

- change in the fair value of property, plant and equipment: € (205) million,

- increase of deferred tax assets recognized: € 181 million in connection with the option elected in accounting for pension and other employee benefits (see note 1k),

- reduction of goodwill due to the recognition of deferred tax assets of € 256 million (of which € 181 million in connection with the post-retirement benefit plan amendments),

-decrease of goodwill in connection with the change in deferred taxes related to other adjustments: € 50 million,

- other adjustments: €(30) million.

The impact of these adjustments on the 2007 net profit (loss) was not material.

The initial purchase price allocation was completed as of November 30, 2007.

Note 4

Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating segment”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

The tables below present information for the operating segments described hereunder. They take into account the new organization announced in November 30, 2007 and comprise three operating segments addressing three principal markets: Carrier, Services and Enterprise.

The information reported for each segment item is the same as that presented to the Management Committee and used to make decisions on resource allocation and in assessing performance.

The first Operating Segment is the Carrier Business Group. Its activity consists in designing and selling network and software solutions to Telecommunications operators.

The second Operating Segment is the Services Business Group. Its activity consists in providing a broad range of services to Telecommunications operators as well as other owners of large communications networks in the Industrial and Public sector.

The third Operating Segment is the Enterprise Business Group. Its activity mainly consists in designing and selling, directly or through distribution channels, enterprise communications solutions. This segment also hosts activities of smaller size in the field of industrial components.

The segment Other includes miscellaneous service businesses, Bell Labs and non-core businesses, such as corporate purchasing, reinsurance and banking activities, intellectual property standardization & licensing and corporate holding companies accounting mainly for corporate expenses.

The information by segment follows the same accounting policies as those used and described in these condensed interim consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by operating segment

(In millions of euros)
Six months ended June 30, 2008	Carrier	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	5,501	750	1,491	7,742	223	7,965
Revenues from transactions with other operating segments	10	18	6	34
Revenues from operating segments	5,511	768	1,497	7,776
Segment operating income (loss)	(23)	44	90	111	18	129

(In millions of euros)
Six months ended June 30, 2007	Carrier	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	5,940	739	1,337	8,016	192	8,208
Revenues from transactions with other operating segments	3	8	39	50
Revenues from operating segments	5,943	747	1,376	8,066
Segment operating income (loss)	(267)	42	0	(225)	(38)	(263)

b/ Reconciliation to consolidated financial statements

	(In millions of euros)
	Six months ended June 30,
	2008		2007
Revenues from reportable segments	7,776		8,066
Revenues from Other segment	223		192
Intersegments eliminations	(34)		(50)
Total group revenues	7,965		8,208
Reportable segments operating income (loss)	111		(225)
Operating Income (loss) from Other segment and unallocated amounts (1)	18		(38)
Segment operating income (loss)	129		(263)
PPA (2) adjustments (excluding restructuring costs and impairment of assets)	(256)	(3)	(525)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(127)		(788)
Restructuring costs	(387)		(510)
Impairment of assets	(810)		(426)
Post-retirement benefit plan amendments	(18)		265
Gain/(loss) on disposal of consolidated entities	(1)		-
Income (loss) from operating activities	(1,343)		(1,459)

(1) Including € 47 million of share-based payments that are not allocated to reportable segments for the six months period ended June 30 2008 (€ 48 million for the six months ended June 30, 2007).

(2) PPA : purchase price allocation entries related to the Lucent business combination that occurred in 2006.

(3) Including € 27 million of patents at net book value that were sold during the first quarter of 2008. The net book value is based on fair value resulting from the purchase price allocation of the Lucent business combination. The capital gain included in the segment operating income for the six months ended June 30, 2008 was € 31 million. The selling price of these patents could be adjusted upwards in the future.

c/ Information by geographical segment

(In millions of euros)
Six months ended June 30, 2008	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Total
Revenues:
- by customer location	642	1,685	427	1,457	2,403	672	679	7,965
Six months ended June 30, 2007
Revenues:
- by customer location	503	1,750	423	1,510	2,673	692	657	8,208

Note 5

Share-based payment

Impact on income (loss) from operating activities of share-based payments resulting from stock option, stock purchase plans and restricted cash unit

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Compensation expense for share-based payments	49	48
Presented in the income statement:
- cost of sales	12	11
- administrative and selling expenses	22	25
- research and development costs	13	12
- restructuring costs	2	-
Of which equity settled	47	48
Of which cash settled	2	-

Stock options

Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 will not result in a charge due to the adoption of IFRSs in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no option forfeitures are considered when determining compensation expense for stock options granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of option forfeiture is recognized when the forfeiture is made. For options cancelled by forfeiture before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the forfeiture.

During the vesting period, estimated annual forfeiture rates of 7% for Lucent plans and 5% for stock options granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Options cancelled after the vesting period and options not exercised do not result in correcting charges previously recognized.

Fair value of options granted by historical Alcatel (prior December 1, 2006) and by Alcatel-Lucent (after December 1, 2006)

The fair value of stock options is measured at granting date using the Cox-Ross-Rubinstein binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 40% for the 2004 and 2005 plans, 32% for the March 2006 plan, 33% for the March 2007 plan and 45% for the March 2008 plan;

•

risk-free rate: 3.91% for the March 2004 plan, 3.50% for the March 2005 plan, for the March 2006 plan and 4% for the March 2007 plan and 3.90% for the March 2008 Plan;

•

distribution rate on future income: 0% in 2004 and 2005, 1% for March 2006 plan and 0.8% for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

•

March 2004 plan with an exercise price of € 13.20: fair value of  € 5.06;

•

March 2005 plan with an exercise price of € 10.00: fair value of € 3.72;

•

March 2006 plans with an exercise price of € 11.70: fair value of € 3.77;

•

March 2007 plan with an exercise price of € 9.10: fair value of € 3.04;

•

March 2008 plan with an exercise price of € 3.80: fair value of € 1.50;

•

Other plans have fair values between € 2.18 and € 4.90 and a weighted average fair value of € 3.59.

Lucent stock-based awards:

The fair values have been recalculated at the business combination date with the following assumptions:

•

expected volatility: 26.20% to 32.37% depending on the remaining life of the options;

•

risk-free rate: 3.35% to 3.62% depending on the remaining life of the options;

•

distribution rate on future income: 0.8%.

The estimated fair value of outstanding stock awards as of the business combination date amounts to € 133 million, consisting of € 96 million for vested options and € 37 million for unvested options.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2004, 2005 and 2006 and by Alcatel-Lucent in 2007 and 2008:

•

Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th of the options are vested if the employee remains employed by the Group.

•

Exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Certain plans that existed at companies acquired in a business combination were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the options life of the original plans remain in place.

For former Lucent stock options, vesting rules remain unchanged. Stock options usually vest linearly over a 4-year period (25% per year) and can be exercised as soon as they are vested.

Conditions of settlement:

All stock options granted by historical Alcatel, Lucent (prior to the business combination) or Alcatel-Lucent are exclusively settled in shares.

Number of options granted and changes in number of options

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

Exercise price	2004 Plans		2005 Plans		2006 Plans		2007 Plans		2008 Plans	Total
	(in number of options)
	€ 13.20	€ 9.80 to 13.10	€ 10.00	€ 8.80 to 11.41	€ 11.70	€ 9.30 to 12.00	€ 9.10	€ 6.30 to 10.0	€ 3.80
Exercise period From To	10/03/05 10/03/08 09/03/12 09/03/12	01/04/05 01/12/08 31/03/12 30/11/12	10/03/06 10/03/09 09/03/13 09/03/13	03/01/06 01/09/09 02/01/13 31/08/13	08/03/07 08/03/10 07/03/14 07/03/14	15/05/07 08/11/10 14/05/14 07/11/14	28/03/08 28/03/11 27/03/15 27/03/15	01/03/08 15/11/11 28/02/15 14/11/15	25/03/09 25/03/12 24/03/16 24/03/16
Outstanding at December 31, 2004	17,370,250	775,500			-	-	-	-	-	18,145,750
Granted	-	-	16,756,690	848,250	-	-	-	-	-	17,604,940
Exercised	-	(300)	-	-	-	-	-	-	-	(300)
Forfeited	(1,017,737)	(74,592)	(707,210)	(26,200)	-	-	-	-	-	(1,825,739)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	700,608	16,049,480	822,050	-	-	-	-	-	33,924,651
Granted	-	-	-	-	17,009,320	581,150	-	-	-	17,590,470
Exercised	(700)	(14,551)	(158,438)	(9,773)	-	-	-	-	-	(183,462)
Forfeited	(1,131,200)	(75,968)	(654,528)	(103,780)	(482,130)	(7,100)	-	-	-	(2,454,706)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	610,089	15,236,514	708,497	16,527,190	574,050	-	-	-	48,876,953
Granted	-	-	-	-	-	-	40,078,421	838,454		40,916,875
Exercised	-	(7,148)	(133,932)	(6,611)	-	-	-	-	-	(147,691)
Forfeited	(1,070,056)	(131,072)	(1,080,029)	(83,407)	(1,272,052)	(72,968)	(1,349,135)	(17,500)	-	(5,076,219)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	14,150,557	471,869	14,022,553	618,479	15,255,138	501,082	38,729,286	820,954	-	84,569,918
Granted	-	-	-	-	-	-	-	-	47,987,716	47,987,716
Exercised	-	-	-	-	-	-	-	-	(5,000)	(5,000)
Forfeited	(409,579)	(13,721)	(341,728)	(15,763)	(369,708)	(10,081)	(1,731,740)	(29,180)	-	(2,921,500)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at June 30, 2008	13,740,978	458,148	13,680,825	602,716	14,885,430	491,001	36,997,546	791,774	47,982,716	129,631,134
Of which could be exercised	13,740,978	431,380	11,254,026	479,277	8,603,681	227,762	11,429,594	57,791	-	46,224,489
Average share price at exercise during the period	-	-	-	-	-	-	-	-	4.83	4.83

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

	Former Lucent plans
	(in number of options)
Exercise price	€ 9.35	€ 10.89	€ 15.28	€ 0.28 to 10.00	€ 10.01 to 20.00	Total
Exercise period From To	01/11/07 31/10/13	01/12/06 30/11/12	01/12/06 30/11/11	01/12/06 03/12/06 03/05/14	01/12/06 01/12/06 01/02/14
Outstanding at December 1, 2006	6,088,483	4,569,566	5,953,537	283,121	606,827	17,501,534
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled	(73,030)	(21,860)	(14,679)	-	(185)	(109,754)
Outstanding at December 31, 2006	6,015,453	4,547,706	5,938,858	283,121	606,642	17,391,780
Granted	-	-	-	-	-	-
Exercised	(11,636)	(9,724)	-	(95,532)	-	(116,892)
Cancelled	(1,195,101)	(418,321)	(517,389)	(59,667)	(350,903)	(2,541,381)
Outstanding at December 31, 2007	4,808,716	4,119,661	5,421,469	127,922	255,739	14,733,507
Granted	-	-	-	-	-	-
Exercised	-	-	-	(153)	-	(153)
Cancelled	(428,922)	(287,761)	(307,252)	(50,007)	(94,614)	(1,168,556)
Outstanding at June 30, 2008	4,379,794	3,831,900	5,114,217	77,762	161,125	13,564,798
Of which could be exercised	1,187,490	2,048,097	3,934,157	76,481	125,356	7,371,581
Average share price at exercise during the period	-	-	-	4.48	-	4.48

Restricted Cash Units (RCUs)

The Board decided at its meeting held on April 4, 2008 to award up to 366,300 Restricted Cash Units (RCUs) to our Chief Executive Officer if certain criteria are met over the two-year period following the Board’s decision.

Fair value of RCU

The fair value of a RCU is measured at each closing date using a Monte-Carlo model. This allows projection of market conditions. The expected volatility is determined as being the implied volatility at each closing date.

As of June 30, 2008, the assumed expected volatility is set at 45%, the risk free rate at 4% and distribution rate on future income at 0.8%. Based on these assumptions, the fair value of one RCU as of June 30, 2008 is € 1.81 excluding social charges.

Characteristics of RCUs recognized in compliance with IFRS 2

Vesting conditions:

Each RCU entitles our CEO to an amount of cash equal to the average price of an Alcatel-Lucent share over a period of twenty trading days before the date of the vesting. Vesting will be subject to the continued employment of our Chief Executive Officer at Alcatel-Lucent for a period of two years ending on April 3, 2010, and to the average opening price of an Alcatel-Lucent share over any twenty trading day period during the same two-year vesting period having equalled or exceeded a target level, according to the following scale:

-

if the average price is equal to or greater than € 6.00, 25% of the RCUs will vest;

-

if the average price is equal to or greater than € 7.25, 50% of the RCUs will vest;

-

if the average price is equal to or greater than € 8.50, 100% of the RCUs will vest.

Conditions of settlement:

RCUs are settled in cash and are subject to any applicable tax or social security withholdings.

Note 6

Financial income (loss)

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Finance costs	(98)	(81)
Dividends	3	3
Provisions for financial risks	2	-
Impairment losses on financial assets	1	(2)
Net exchange gain (loss)	(13)	(17)
Financial component of pension and post-retirement benefits costs (1)	204	265
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	19	16
Other (3)	(23)	(34)
Other financial income (loss)	193	231
Total financial income (loss)	95	150

(1) Mainly related to Lucent pension credit (refer to note 18).

(2) Net gain on disposal of Draka Comteq BV shares for € 10 million during the first quarter 2008.

(3) Of which in the six months ended June 30,2007, a loss of € 12 million related to the early redemption of the 8% convertible debentures (refer to note 15). This loss was computed in accordance with IAS 32 AG33 and AG34 requirements (see note 1m). Interactions between IAS 32 and IAS 39 and accounting issues related to early redemption of compound financial instruments are being currently analyzed by IFRIC. A future IFRIC interpretation could potentially lead us to revise our current accounting treatment.

Note 7

Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2007 are as follows:

-

In 2007: activities related to Alcatel-Lucent's ownership interests in two joint ventures in the space sector disposed of to Thales. In addition, the net capital gain on the disposal of the railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to Thales and on the sale to Thales of our ownership interests in two joint ventures in the space sector in April 2007 is also booked as income (loss) on discontinued operations, as well as some adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods.

Other assets held for sale concern real estate property sales in progress at December 31, 2007 and June 30, 2008.

Income statements of discontinued operations	(In millions of euros)
	Six months ended June 30,
	2008	2007
Revenues	-	213
Cost of sales	-	(177)
Gross profit	-	36
Administrative and selling expenses	-	(29)
Research and development costs	-	(8)
Net capital gain (loss) on disposal of discontinued operations (1)	-	655
Income (loss) from operations	-	654
Financial income (loss)	-	-
Other income (loss) (2)	-	(2)
Income (loss) from discontinued operations	-	652

(1) The capital gain on the contribution of railway transport system activities and critical systems integration activities to Thales has been computed based upon a selling price of € 941 million, equal to the share price of the 25 million shares issued by Thales on the date of the transaction. This value is different from the Thales’ determination of the actual value of the assets contributed of € 1,000 million, which Thales disclosed in the document describing the transaction it filed with the AMF and which Thales had booked as a capital increase in its statutory financial statements. The net capital gain on the disposal of our ownership interests in two joint ventures in the space sector and the railway transport systems activities and critical systems integration activities after tax was € 0.6 billion.

(2) Including income tax expense.

Balance sheet	(In millions of euros)
	June 30, 2008	December 31, 2007
Goodwill	-	-
Other assets	-	-
Cash	-	-
Assets of disposal groups	-	-
Real estate properties held for sale	27	35
Assets held for sale	27	35
Customers' deposits and advances	-	-
Other liabilities	-	-
Liabilities related to disposal groups held for sale	-	-

The cash flows of discontinued operations for the six months ended June 30, 2008 and 2007 are as follows:

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Net income (loss)	-	652
Net cash provided (used) by operating activities before changes in working capital	-	11
Other net increase (decrease) in net cash provided (used) by operating activities	-	(86)
Net cash provided (used) by operating activities (a)	-	(75)
Net cash provided (used) by investing activities (b)	-	652 (1)
Net cash provided (used) by financing activities (c)	-	(351)
Total (a) + (b) + (c)	-	226

(1) Including € 670 million of cash received in connection with the contribution of our interests in two joint ventures in the space sector to Thales (refer to note 3).

Note 8

Income tax and related reduction of goodwill

Analysis of income tax (charge) benefit and related reduction of goodwill

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Reduction of goodwill related to deferred tax assets initially unrecognized (1)	-	(189)
Current income tax (charge) benefit	(53)	(40)
Deferred taxes related to the purchase price allocation for the Lucent transaction (2)	112	256
Recognition of deferred tax asset initially unrecognized at Lucent closing date (1)	-	186
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	-	(186)
Deferred taxes related to Lucent’s post-retirement benefit plans	(35)	-
Other deferred income tax (charge) benefit, net (4)	(93)	(43)
Deferred income tax (charge) benefit, net	(16)	213
Income taxes	(69)	173
Income tax (charge) benefit and related reduction of goodwill	(69)	(16)

(1) If the potential benefit of Lucent's income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria for separate recognition, as defined in IFRS 3, when the business combination was initially accounted for but such benefits are subsequently realized, Alcatel-Lucent will recognize the resulting deferred tax income in profit or loss and in addition, reduce the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the closing date.

(2) Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent as described in note 3.

(3) The € 186 million charge accounted for the six month period ended June 30, 2007 is related to the post-retirement plan amendments described in note 18.

(4) Following the re-assessment of the recoverability of deferred tax assets recognized in connection with the annual impairment test of goodwill performed in second quarter of 2008, deferred taxes were adjusted with no impact on the net deferred taxes accounted for in the Group.

Note 9

Earnings per share

a/ Number of shares comprising the capital stock

	(In number of shares)
	Six months ended June 30,
	2008	2007
Number of ordinary shares issued (share capital)	2,317,465,163	2,315,442,692
Treasury shares	(58,344,478)	(58,670,909)
Number of shares in circulation	2,259,120,685	2,256,771,783
Weighting effect of share issues for stock options exercised	(14,422)	(3,487,686)
Weighting effect of treasury shares	(18,794)	91,578
Weighting effect of share issues in respect of business combinations	-	-
Number of shares used for calculating basic earnings per share	2,259,087,469	2,253,375,675

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the "treasury stock method", which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds and notes mandatorily redeemable for shares are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the "if converted method").

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

	(in millions of euros)
Net income (loss)	Six months ended June 30,
	2008	2007
Net income (loss) - basic	(1,261)	(594)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(1,261)	(594)

Number of shares
Weighted average number of shares - basic	2,259,087,469	2,253,375,675
Dilutive effects:		-
Stock option plans	-	-
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	-	-
7.75% convertible securities	-	-
2.875% Séries A convertible securities	-	-
2.875% Séries B convertible securities	-	-
Weighted average number of shares - diluted	2,259,087,469	2,253,375,675

Earnings per share, attributable to the equity holders of the parent (in euros)	Six months ended June 30,
	2008	2007
Basic	€ (0.57)	€ (0.26)
Diluted	€ (0.57)	€ (0.26)

Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30,
	2008	2007
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,363,272	58,762,487
Number of Alcatel-Lucent share equivalent	-	-

Shares subject to future issuance:

	June 30, 2008	June 30, 2007
Number of stock options not exercised	232,565,803	218,665,819

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including theses potential shares was anti-dilutive:

	Six months ended June 30,
	2008	2007
Stock option plans	1,312,339	12,617,226
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	63,192,019	63,192,019
7.75% convertible securities	44,463,052	44,463,051
2.875% Series A convertible securities	123,081,407	60,054,805
2.875% Series B convertible securities	144,497,572	70,584,414

Note 10

Impairment test of goodwill and impairment losses on assets recognized in the income statement

Impairment test of goodwill

During the second quarter of 2008, revenues from the CDMA and EVDO business declined at a higher pace than the company had planned. This was due to a large extent to the unexpected, strong reduction in the capital expenditure of a key customer in North America. Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America has led the company to make more cautious mid-term assumptions about the results of this business.

Following the 2008 annual impairment tests of goodwill (performed in May/June 2008) an impairment loss of € 810 million was accounted for related to the business CDMA and EVDO.

In those groups of cash generating units (“CGU” – please refer to note 1g) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests were as follows:

2008 Test	Net carrying amount of goodwill	Difference between recoverable amount and the carrying amount of the net assets	Discount rate	Valuation method
CDMA CGU (Code Division Multiple Access division)	506	26	10.0%	Discounted cash flows and other data (1)
Optics CGU (Optics Division)	2,095	1,019	10.0%	Same as above (1)
Maintenance CGU (Maintenance Division)	1,324	951	10.0%	Same as above (1)
Other CGU	2,279			Same as above (1)
TOTAL NET	6,204

(1) Discounted cash flows for 5 years plus a terminal value. Other data : multiples derived from market capitalizations.

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +4% depending on the CGU.

Impairment losses recognized in the income statement

					(In millions of euros)
Six months ended June 30, 2008	Carrier	Enterprise	Services	Other	Eliminations	Total Group
Impairment losses for goodwill	(810)(1)	-	-	-	-	(810)
Impairment losses for shares in equity affiliates	-	-	-	(1)	-	(1)
Impairment losses for financial assets	-	-	-	1	-	1
TOTAL - NET	(810)	-	-	-	-	(810)
of which reversal of impairment loss				2	-	2

(1) Accounted for in a specific line item (“impairment of assets”) of the income statement.

					(In millions of euros)
Six months ended June 30, 2007	Carrier	Enterprise	Services	Other	Eliminations	Total Group
Impairment losses for goodwill	(137) (1)	-	-	-	-	(137)
Impairment losses for intangible assets	(208) (1)	-	-	-	-	(208)
Impairment losses for property, plant and equipment	(81) (1)	-	-	(10)	-	(91)
Impairment losses for shares in equity affiliates	(2)	-	-	(1)	-	(3)
Impairment losses for financial assets	-	-	-	(2)	-	(2)
TOTAL - NET	(428)	-	-	(13)	-	(441)
of which reversal of impairment loss	-	-	-	-	-	-

(1) Accounted for in a specific line item (“impairment of assets”) of the income statement.

Note 11

Financial assets

				(In millions of euros)
	June 30, 2008			December 31, 2007
	Other non-current financial assets (1)	Marketable securities	Total	Other non-current financial assets (2)	Marketable securities (3)	Total
Financial assets available for sale	552	245	797	549	261	810
Financial assets at fair value through profit or loss		905	905		633	633
Financial assets at amortized cost	125		125	155		155
Total	677	1,150	1,827	704	894	1,598

(1) Of which € 39 million of  financial assets at amortized cost represented a loan to one of our joint venturers as of June 30, 2008 (€ 45 million as of December 31, 2007).

(2) Of which € 276 million matures within one year.

(3) Of which € 894 million is current as of December 31, 2007.

Note 12

Other assets and liabilities

(In millions of euros)
Other assets	June 30, 2008	December 31, 2007
Other current assets	1,179	1,117
Other non-current assets	552	389
Total	1,731	1,506
Of which:
Currency derivatives	274	203
Interest-rate derivatives - hedging	6	19
Interest-rate derivatives – other	361	198
Other tax receivables	537	435
Other current and non-current assets	553	651

Other liabilities
Other current liabilities	1,960	1,966
Other non-current liabilities	486	366
Total	2,446	2,332
Of which:
Other currency derivatives	223	128
Interest-rate derivatives - hedging	26	16
Interest-rate derivatives – other	360	197
Other tax payables	269	317
Accrued wages and social charges	942	1,015
Other current and non-current liabilities	626	659

Note 13

Operating working capital

	(In millions of euros)
	June 30, 2008	December 31, 2007
Inventories and work in progress, net	2,353	2,235
Trade receivables and related accounts, net	3,772	4,163
Advances and progress payments	137	110
Customers’ deposits and advances	(972)	(847)
Trade payables and related accounts	(4,151)	(4,514)
Amounts due from customers on construction contracts	640	704
Amounts due to customers on construction contracts	(271)	(407)
Operating working capital - net	1,508	1,444

				(In millions of euros)
	December 31, 2007	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2008
Inventories and work in progress (1)	2,979	251		(98)	3,132
Trade receivables and related accounts (1)	4,788	(295)	4	(74)	4,423
Advances and progress payments	110	21		6	137
Customers’ deposits and advances (1)	(1,071)	(100)	(6)	93	(1,084)
Trade payables and related accounts	(4,514)	292		71	(4,151)
Operating working capital, gross	2,292	169	(2)	(2)	2,457
Product sales reserves – construction contracts (1)	(147)			4	(143)
Cumulated valuation allowances	(701)			(105)	(806)
Operating working capital, net	1,444	169	(2)	(103)	1,508

(1) Including amounts relating to construction contracts presented in the balance sheet captions “amounts due from/to customers on construction contracts”.

Receivables sold without recourse

Balances	(In millions of euros)
	June 30, 2008	December 31, 2007
Outstanding amounts of receivables sold without recourse (1)	651	877

(1) Without recourse in case of payment default by the debtor. See accounting policies in note 1s.

Changes in receivables sold without recourse	(In millions of euros)
	Six months ended June 30,
	2008	2007
Impact on cash flows from operating activities	(226)	(8)

Note 14

Share in net assets of equity affiliates

a/ Share in net assets of equity affiliates

	(In millions of euros)
	Percentage owned		Value
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Thales (1)	20.80%	20.80%	1,296	1,200
2Wire	26.70%	26.70%	49	62
Other (less than € 50 million)	-	-	68	90
Share in net assets of equity affiliates			1,413	1,352

(1) Alcatel-Lucent is the largest private shareholder of Thales, with three seats on Thales’ Board of Directors. Therefore  Alcatel-Lucent has significant influence on this company. Following the contribution of our railway transport systems and our critical integration systems business to Thales on January 5, 2007, Alcatel-Lucent’s stake in Thales increased to 20.95% (20.90% in voting rights). Subsequently, due to various capital increases that occurred in 2007, our stake at December 31, 2007 was 20.80% (21.05% in voting rights).

The Group’s share of net income (loss) of equity affiliates accounted for in 2007 is based on estimation of Thales’ results for 2007 adjusted for the purchase price allocation entries.

The Group's share of net income (loss) of equity affiliates accounted for during the six months ended June 30, 2008 includes (I) a positive adjustment to the share of net income of Thales that was included in 2007, due to the published Thales' results for 2007 which were higher than the Group's estimates and (II) an estimation of Thales' results for the six months ended June 30, 2008 adjusted for the purchase price allocation entries.

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates is as follows:

	(In millions of euros)
	June 30, 2008	December 31, 2007
Thales	1,494	1,681

b) Change in share of net assets of equity affiliates

	(In millions of euros)
	Six months ended June 30, 2008	Year ended December 31, 2007
Carrying amount at the beginning of the period	1,352	682
Change in perimeter of equity affiliates (1)	(16)	629
Share of net income (loss)	56	110
Net effect of exchange rate changes	(45)	(10)
Other changes	66	(59)
Carrying amount at the end of the period	1,413	1,352

(1) Of which € 757 million accounted for in 2007 relates to the contribution of our railway transport systems business and critical integration systems business to Thales and the resulting increase of our ownership in this entity and €(120) million accounted for in 2007 relates to the disposal of Draka Comteq BV.

Note 15

Compound financial instruments

				(In millions of euros)
	OCEANE			8% Lucent
	June 30, 2008	June 30, 2007	December 31, 2007	June 30, 2007	December 31, 2007
Balance sheet
Equity component	69	93	81	-	-
Shareholders’ equity	69	93	81	-	-
Convertible bonds – due after one year	953	928	941	-
Convertible bonds – due within one year and interest paid and payable	24	24	48	-	-
Financial debt	977	952	989	-	-
Income statement
Finance costs relating to gross debt	(37)	(36)	(72)	(7)	(7)

(In millions of euros)
	7.75% Lucent			2.875% A, Lucent			2.875% B, Lucent
	June 30, 2008	June 30, 2007	December 31, 2007	June 30, 2008	June 30, 2007	December 31, 2007	June 30, 2008	June 30, 2007	December 31, 2007
Balance sheet
Equity component	108	135	119	187	227	205	244	295	266
Shareholders’ equity	108	135	119	187	227	205	244	295	266
Convertible bonds – due after one year	615	711	655	301	344	319	337	386	357
Convertible bonds – due within one year and interest paid and payable	4	3	3	1	1	1	1	1	1
Financial debt	619	714	658	302	345	320	338	387	358
Income statement
Finance costs relating to gross debt	(31)	(35)	(69)	(10)	(12)	(23)	(12)	(13)	(26)

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$ 750,000,000	$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter.  To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities.  Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent make payments on the debentures to the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Lucent option	After March 19, 2007
Maturity date	March 15, 2017

8% Convertible Securities

Lucent's 8% convertible securities were redeemed on March 29, 2007 at the option of the issuer for an aggregate amount of US$ 486 million. The consideration was allocated to the liability component (US$ 408 million) and the equity component (US$ 78 million), resulting in a financial loss of € 12 million (see note 6).

Note 16

Provisions

a/ Balance at period end

	(In millions of euros)
	June 30, 2008	December 31, 2007
Provisions for product sales	549	557
Provisions for restructuring	753	698
Provisions for litigation	359	366
Other provisions	884	945
Total (1)	2,545	2,566
(1) Of which : portion expected to be used within one year	1,570	1,421
portion expected to be used after one year	975	1,145

b/ Change during the six months ended June 30, 2008

					(In millions of euros)
	December 31, 2007	Appropria-tion	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2008
Provisions for product sales (1)	557	171	(126)	(79)	-	26	549
Provisions for restructuring	698	431	(302)	(40)	-	(34)	753
Provisions for litigation	366	32	(6)	(17)	-	(16)	359
Other provisions	945	39	(44)	(39)	-	(17)	884
Total	2,566	673	(478)	(175)	-	(41)	2,545
Effect on the income statement:
- Income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities and post-retirement benefit plan amendments		(216)		109			(107)
- restructuring costs		(427)		40			(387)
- post-retirement benefit plan amendments (2)		(18)		-			(18)
- other financial income (loss)		(6)		14			8
- income taxes		(6)		12			6
- income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares
Total		(673)		175			(498)

(1) Excluding provisions for product sales on construction contracts which are accounted for in amounts due to/from customers on construction contracts (see note 13).

(2) Accounted for on a specific line item "Post-retirement benefit plan amendments" in the income statement. The reserve of € 18 million as of June 30, 2008 related to the litigation disclosed in note 21 (Lucent's employment and benefits related cases) that concerns a previous healthcare plan amendment has been posted in this specific line item.

At period-end, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome for certain of these disputes can be estimated at present. Nevertheless, the Group currently believes that these ongoing disputes will not result in a material cash payment.

c/ Analysis of restructuring provisions

	(In millions of euros)
	June 30, 2008	December 31, 2007
Opening balance	698	413
Utilization during period	(302)	(530)
Charge during the period (1)	391	815
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(34)	-
Closing balance	753	698

(1) For the six months ended June 30, 2008, total restructuring costs were € 387 million, representing an impairment of assets of € 15 million, other monetary costs of € 5 million and € 367 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 4 million, related to the reversal of the discount element included in provisions, was recorded in other financial income (loss).

For 2007, total restructuring costs were € 856 million, representing € 186 million of costs, a valuation allowance of assets of € 47 million and € 623 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 6 million, related to the reversal of the discount element included in certain restructuring provisions, was recorded in other financial income (loss).

d/ Restructuring costs

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Social costs	(367)	(319)
Valuation allowances or write-offs of assets	(15)	(17)
Other monetary costs	(5)	(174)
Total restructuring costs	(387)	(510)

Note 17

Financial debt

	(In millions of euros)
	June 30, 2008	December 31, 2007
Marketable securities – short term, net	1,150	894
Marketable securities – long term, net	-	-
Cash and cash equivalents	3,259	4,377
Cash, cash equivalents and marketable securities	4,409	5,271
(Convertible and other bonds – long-term portion)	(3,583)	(4,517)
(Other long-term debt)	(66)	(48)
(Current portion of long-term debt)	(1,194)	(483)
(Financial debt, gross)	(4,843)	(5,048)
Derivative interest rate instruments – other current and non-current assets	6	19
Derivative interest rate instruments – other current and non-current liabilities	(26)	(16)
Loan to joint venturer – financial asset	39	45
Cash (financial debt), net	(415)	271

a/ Bonds

Balances at June 30, 2008 and at December 31, 2007:

			(In millions of euros)
Remaining amounts to be reimbursed	December 31, 2007	Currency translation impact	Other changes during the first six months of 2008	June 30, 2008
Issued by Alcatel :
- 4.375% - 805 M€ (4) due February 2009 (1)	805	-	-	805
- Oceane 4.75% - 1,022 M€ (4) due January 2011 (1)	1,022	-	-	1,022
- 6.375% - 462 M€ (4) due April 2014 (1)	462	-	-	462
Issued by Lucent :
- 7.75% -1,102 MU.S.$ (4) due March 2017 (2)	777	(52)	-	725
- 2.875% - 750 MU.S.$ (4) Series A due June 2023 (2)(3)	524	(34)	-	490
- 2.875% - 881 MU.S.$ (4) Series B due June 2025 (2) (3)	624	(41)	-	583
- 6.50% - 300 MU.S.$ (4) due January 2028	183	(12)	-	171
- 6.45% - 1,360 MU.S.$ (4) due March 2029	832	(55)	-	777
- 5.50% - 202 MU.S.$ (4) due November 2008	137	(9)	-	128
Sub-total	5,366	(203)	-	5,163
Equity component of Oceane issued by Alcatel	(81)	-	12	(69)
Equity component of convertible bonds issued by Lucent	(590)	38	13	(539)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(41)	-	(7)	(48)
Carrying amount of bonds	4,654	(165)	18	4,507

(1) Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc.

(2) See note 15 for details on Put and Call options.

(3) Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4) Face amounts outstanding as at June 30, 2008.

Convertible bonds

The characteristics of these bonds and how they are recognized are detailed in note 15.

Other bonds

Changes during the six months ended June 30, 2008 :

No bonds were repurchased or repaid during the six months ended June 30, 2008.

Changes in 2007:

– Repurchases (redemption before maturity date):

Lucent's 8% convertible debentures were redeemed in March 2007, for an aggregate amount of U.S.$ 486.5 million corresponding to the nominal value:

Nominal value repurchased

Lucent's 8% convertible

U.S.$ 486,545,000

A financial loss of €12 million was accounted for in connection with this early redemption.

For more information on the accounting treatment, refer to note 6.

– Repayments

Historical Alcatel's 5.625% EUR bond was repaid in March 2007 for a residual nominal value of €154 million.

b/ Credit rating

Credit ratings of Alcatel-Lucent and Lucent post business combination

At July 28, 2008, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Ba3	Not Prime	November 7, 2007	Negative	April 3, 2008
Standard & Poor’s	BB-	B	December 5, 2006	Stable	September 13, 2007

At July 28, 2008, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a.	December 11, 2006	n.a	n.a
Standard & Poor’s	BB-	B-1	December 5, 2006	Stable	September 13, 2007

(1) Except for preferred notes and obligations that continue to be rated (last update November 7, 2007).

Moody's: On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

At the same time, Lucent’s Corporate Family Rating was withdrawn based upon the premise that the management of the two entities would be fully integrated over the next several months. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent's rating with Alcatel-Lucent’s rating at the time. The subordinated debt and trust preferred securities of Lucent were rated at B1.

Standard & Poor's: On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time Alcatel-Lucent’s BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. Lucent’s trust preferred notes are rated B-.

On December 5, 2006, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB-.

Credit ratings of historical Alcatel and Lucent pre-business combination

Recent history of Alcatel-Lucent’s long-term debt credit rating :

Date	Moody’s	Date	Standard & Poor’s
December 11, 2006	Ba2 Outlook Stable	December 5, 2006	BB- Outlook Positive
April 3, 2006	Ba1 under review	March 24, 2006	BB On credit watch
April 11, 2005	Ba1 Outlook Positive	November 10, 2004	BB Outlook Stable

Recent history of Lucent’s long-term debt credit rating

Date	Moody’s (Corporate Family Rating)	Date	Standard & Poor’s
December 11, 2006	Withdrawn	December 5, 2006	BB- (1)
May 16, 2005	B1	March 10, 2004	B

(1) While the S&P long-term corporate credit rating for Lucent is BB-, its long-term senior debt securities are rated B+.

Rating clauses affecting Alcatel-Lucent and Lucent debt at June 30, 2008

Alcatel-Lucent’s short-term debt rating allows a limited access to the commercial paper market.

Alcatel-Lucent's and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

c/ Bank credit agreement

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The new facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six months ended June 30, 2008.

Note 18

Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see Note 1k) which allows for the immediate recognition of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits, outside the profit and loss and in the statement of recognized income and expense (SORIE).

98% of Alcatel-Lucent's total benefit obligations and 98% of Alcatel-Lucent's plan asset fair values were remeasured as of June 30, 2008.  Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been remeasured. The impact of not remeasuring other pension and post-retirement obligations is considered not material.

For Lucent’s pension and post-retirement obligations in the United States, the impacts considered were increases in interest rates and differences between actual and expected plan asset performance and benefit payments. Actuarial losses of € (1,046) million (of which € (1,010) million related to pension and € (36) million related to post-retirement benefits) were related to lower actual plan asset returns than expected and actuarial gains of € 983 million (of which € 862 million related to pension and € 121 million related to post-retirement benefits) were related to a reduction of plan obligations mainly due to discount rate increases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial losses of € (158) million were related to lower actual plan asset returns than expected and actuarial gains of € 112 million were related to a decrease of plan obligations due to discount rates updates. The impact related to all other pension and post-retirement plans was not significant.

Discount rates used to measure Lucent’s pension and post-retirement obligations in the United States and Alcatel- Lucent’s main pension plans outside of the U.S. as of June 30, 2008 have been updated and are as follows:

Discount rate	June30, 2008	June 30, 2007	December 31, 2007
US - Pension	6.68%	6.20%	6.22%
US - Post-retirement health care	6.39%	6.01%	5.89%
US - Post-retirement life and other	6.74%	6.25%	6.33%
Euro – Pension	5.40%	4.80%	5.20%
UK - Pension	6.30%	5.75%	5.50%

The change in the unrecognized surplus of plan assets (asset ceiling) during the six-month period ended June 30, 2008 was € (195) million and related only to pension (€ (1,490) million at June 30, 2007).

Change in pension and post-retirement net asset (liability) recognized

(In millions of euros)
	June 30, 2008			June 30, 2007			December 31, 2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	1,955	(2,885)	(930)	1,585	(3,517)	(1,932)	1,585	(3,517)	(1,932)
Operational charge	(62)	(3)	(65)	(80)	(2)	(82)	(152)	(10)	(162)
Financial income (1)	282	(78)	204	358	(93)	265	719	(175)	544
Curtailment (2)	(6)	(2)	(8)	8	-	8	(12)	-	(12)
Non represented healthcare plan amendment (3)	-	-	-	-	265	265	-	258	258
Total recognized in profits (losses)	214	(83)	131	286	170	456	555	73	628
Actuarial gains and (losses) for the period	(194)	85	(109)	1,554	193	1,747	2,110	97	2,207
Change in the unrecognized surplus	(195)	-	(195)	(1,490)	-	(1,490)	(2,201)	-	(2,201)
Total recognized in Statement Of Recognized Income and Expense (4)	(389)	85	(304)	64	193	257	(91)	97	6
Contributions and benefits paid	64	166	230	97	53	150	186	111	297
Change in consolidated companies	-	-	-	(8)	-	(8)	(8)	-	(8)
Other (reclassifications and exchange rate changes)	(152)	187	35	(66)	82	16	(272)	351	79
Net asset (liability) recognized at the end of the period	1,692	(2,530)	(838)	1,958	(3,019)	(1,061)	1,955	(2,885)	(930)
Of which :
- Prepaid pension costs	3,129	-	3,129	3,573	-	3,573	3,472	-	3,472
- Pension, retirement indemnities and post-retirement benefits liability	(1,437)	(2,530)	(3,967)	(1,615)	(3,019)	(4,634)	(1,517)	(2,885)	(4,402)

(1) This income is due to the expected return on plan assets that is higher than the interest cost.

(2) Accounted for in restructuring costs.

(3) Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(4) The amounts recognized directly in the Statement Of Recognized Income and Expense (SORIE) indicated in the table above differ from the one disclosed in the SORIE on page 5, due to the amounts related to discontinued activities, which are excluded in the above schedule.

Note 19

Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	(In millions of euros)
	Six months ended June 30,
	2008	2007
Net income (loss) attributable to the equity holders of the parent	(1,283)	(594)
Minority interests	22	(14)
Adjustments :
- Depreciation and amortization of tangible and intangible assets	595	751
Of which impact of capitalized development costs	149	130
- Impairment of assets	810	426
- Post-retirement benefit plan amendments	18	(265)
- Changes in pension and other post-retirement benefit obligations, net	(370)	(333)
- Provisions, other impairment losses and fair value changes	96	695
- Net (gain) loss on disposal of assets	(47)	(13)
- Share in net income (losses) of equity affiliates (net of dividends received)	(13)	(27)
- (Income) loss from discontinued operations	-	(652)
- Finance costs	97	81
- Share-based payments	47	48
- Income taxes and related reduction of goodwill	69	16
Sub-total of adjustments	1,302	727
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	41	119

Note 20

Off balance sheet commitments

a/ Contractual obligations

The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments as of June 30, 2008. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	(In millions of euros)
Contractual cash obligations	Maturity date				Total
	Less than one year	2009-2010	2011-2012	2013 and after
Financial debt (excluding capital leases)		1,303	346	2,000	4,843
Finance lease obligations	-	-	-	-	-
Equity component of convertible bonds	-	256	244	108	608
Sub-total – included in balance sheet	1,194	1,559	590	2,108	5,451
Finance costs on financial debt (1)	262	351	345	1,392	2,350
Operating leases	230	380	291	351	1,252
Commitments to purchase fixed assets	55	-	-	-	55
Unconditional purchase obligations (2)	269	44	1	-	314
Sub total – Commitments	816	775	637	1,743	3,971
Total – Contractual obligations	2,010	2,334	1,227	3,851	9,422

(1) To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 15. If all outstanding debentures at June 30, 2008 were not redeemed at their respective put dates, an additional finance cost of approximately € 371 million would be incurred until redemption at their respective contractual maturities.

(2) Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

b) Off-balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•

certain guarantees given to the Group’s customers for contract execution (performance bonds and guarantees on advances received that were issued by Alcatel-Lucent to financial institutions);

•

guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•

guarantees given under securitization programs or on sale of receivables (see description below).

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Commitments given in the normal course of business of the Group are as follows:

		(In millions of euros)
	June 30, 2008	June 30, 2007	December 31, 2007
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,237	1,453	1,172
Discounted receivables with recourse	2	8	3
Other contingent commitments	767	769	797
Sub-total - Contingent commitments	2,006	2,230	1,972
Secured borrowings (1)	24	57	25
Cash pooling guarantee	478	565	522
Total – Continuing activities	2,508	2,852	2,519
Commitments of discontinued activities (2)	50	-	54
Total – including discontinued activities	2,558	2,852	2,573

(1) Excluding the subordinated guaranties described hereafter on bonds.

(2) Commitments related to businesses sold or contributed to Thales in 2007. Commitments that were still in the process of being transferred to Thales as of December 31, 2007, are counter-guaranteed by Thales (Thales agreed to indemnify Alcatel-Lucent from and against any payment that any Alcatel-Lucent entity is required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales).

Cash pooling guarantee

The cash pooling guarantee is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2008, this guarantee was € 0.5 billion (€ 0.6 billion as of June 30, 2007 and € 0.5 billion as of December 31, 2007).

Subordinated guaranties provided to some Alcatel-Lucent and Lucent Technologies Inc. ("Lucent") public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875 % Series A and B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875 % Series B Convertible Senior Debenture due 2025. These guarantees were delivered in the frame of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent's senior debt.

Lucent. guaranty of Alcatel-Lucent public bonds

On March 27, 2007 Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds:

•

4.375 % EUR due February 2009

•

OCEANE 4.75 % due January 2011

•

6.375 % EUR due April 2014

These guaranties are unsecured and subordinated to Lucent’s senior debt.

Note 21

Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

Costa Rica

Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France ("CIT"), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE.  Upon learning of these allegations, Alcatel commenced an investigation into this matter, which is ongoing.

Alcatel terminated the employment of the then president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT.  CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds.  The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent has stated it will cooperate fully in any inquiry or investigation into these matters.  The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act ("FCPA") and the federal securities laws.  If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel-Lucent.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy.  On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the US District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA.

Neither the DOJ nor the SEC has informed Alcatel-Lucent what action, if any, they will take against Alcatel-Lucent and its subsidiaries.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$ 52 million (in the case of the Attorney General’s Office) and U.S.$ 20 million (in the case of ICE).  The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages).  The ICE claim, which supersedes its prior claim of February 1, 2005, seeks compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT.  Alcatel-Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

French authorities are also conducting an investigation of CIT’s payments to consultants in the Costa Rica matter.

Alcatel-Lucent is cooperating with the U.S., French and Costa Rican authorities in the respective investigations described above.

Alcatel-Lucent is unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business.  If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately €15 million in revenue from Costa Rican contracts in 2008. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of $ 59.8 million for damages and loss of income.  By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan”, in full and final settlement of the above-mentioned claim.  This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings resolving to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of $ 59.8 million and call the performance bond.  ICE’s aforementioned resolution was notified to CIT on June 23, 2008.  On June 26, CIT filed an administrative appeal against such ICE resolution.  ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to $ 64.7 million in the aggregate.

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003.  It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG, a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel commenced and is continuing an investigation into this matter.  As a result of the investigation, Alcatel terminated the former president of Taisel.  A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act.  The former President of Taisel was not judged because he was not present or represented at the proceedings.  The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.

The prosecutor has filed an appeal with the Taipei court of appeals. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel-Lucent, in an amount not to exceed €25,000.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a group, Alcatel-Lucent expects to generate approximately € 96 million of revenue from Taiwanese contracts in 2008, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Taiwan would have a material adverse effect on the Alcatel-Lucent group as a whole.

Kenya

The SEC and the DOJ have asked Alcatel-Lucent to look into payments made by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya in 2000. Alcatel-Lucent understands that the French authorities are also conducting an investigation with respect to these payments.

Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

Government investigations related to Lucent

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a €1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures.

On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of U.S.$ 1.5 million.

If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

Subpoenas and discovery requests

In May 2005, Lucent received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the United States government’s E-Rate program. The subpoena requires Lucent to produce documents before a grand jury of the U.S. District Court in Georgia.  The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. During April 2006, the California Department of Justice served Lucent with discovery requests related to sales to California governmental agencies of telecommunications equipment and related maintenance services.

Lucent’s employment and benefits related cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by U.S.$ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies.  This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits.  That case too has been dismissed, but the dismissal has been appealed to a higher court. The appeal remains pending.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process.  A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006.  The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed.

By Opinion and Order, each dated June 11, 2008, the Court granted in part and denied in part plaintiffs’ motion for summary judgment (as to liability) and denied defendants’ cross-motion for summary judgment (also as to liability).  Specifically, the Court found that defendants had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the Court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003.  The Court also “tentatively” ruled that defendants had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006.  The Court ordered the parties to engage in further discovery proceedings.  Finally, the Court denied, without prejudice, plaintiff’s motion for class certification.  On June 26, 2008, defendants requested the Court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion.

The company believes it has meritorious defenses to the claims for each year and intends to continue to defend this case vigorously.  However, as a result of the Court’s findings for 2003, the company established a provision for 18 million euros during the three months ended June 30, 2008.  The amount was determined based on internal estimates from 2002 of the potential impact of the benefit plan changes for the 2003 plan year.  The company is currently unable to determine the actual impact of the related benefit plan changes for the 2003 plan year because, even if the company is finally determined to be liable, the method of determining damages to participants has not been determined.  Although the plaintiffs have alleged damages in excess of the amount provided for by the company, the company believes that those amounts are without merit.  Because of the Court’s directions with respect to years other than 2003, the company has not reflected any provision for plan years other than 2003.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs.  The case is stayed pending the disposition of another case raising similar issues.  In the related case, the U.S. 9th Circuit Court of Appeals recently found against the defendant employer.  The defendant employer in the related case has filed an appeal to the U.S. Supreme Court.

Intellectual property cases

Each of Alcatel-Lucent, Lucent and certain other entities of the Group is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products the applicable Alcatel-Lucent entity has provided to them, or challenging the validity of certain patents.

Microsoft

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S.$ 1.5 billion. This figure includes damages based on foreign sales (approximately 45% of sales), but a recent U.S. Supreme Court decision would likely eliminate that component of damages. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft. Lucent has appealed this ruling to the Court of Appeals for the Federal Circuit.

Lucent, Microsoft and Dell are involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, the Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft and Dell were held in 2008. In one of the additional San Diego trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$ 368 million in damages on additional patents and the Judge granted prejudgment interest on that award on April 28, 2008.  Another San Diego trial involved claims that Microsoft had asserted against us alleging that certain of our products infringe various Microsoft patents.  That trial began on April 22, and on June 4, 2008, the jury found that our products did not infringe any valid claims of Microsoft's patents.  Other trials are scheduled in Delaware and Texas for later this year and early 2009, although those dates may change.

Other Lucent litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately U.S.$ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately U.S.$ 190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately U.S.$ 244 million, plus statutory interest and other costs. As a result, Lucent has recognized a U.S.$ 309 million provision (including related interest and other costs of approximately U.S.$ 65 million) as of December 31, 2007. In addition, U.S.$ 324 million of cash is collateralizing a letter of credit that was issued during the second quarter of fiscal year 2006 in connection with this matter. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved.  On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court.  Lucent has filed a notice of appeal of this decision with the United States Court of Appeals.

NGC

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, Lucent subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of U.S.$ 63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent’s motion to dismiss the case in its entirety. NGC has filed a notice of appeal.  The parties have signed a settlement agreement calling for the global settlement of all claims NGC may have against Lucent.  Included in this settlement are the suits filed in New Jersey and New York described above as well as all other claims filed by NGC against Lucent or its agent in Saudi Arabia.  It is expected that the settlement agreement could take up to a year to be fully consummated.

Effect of the various investigations and procedures

Alcatel-Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally.  Alcatel-Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Alcatel-Lucent believes that these current investigations and cases will not have a material financial impact on Alcatel-Lucent after final decision of the authorities or final disposition. However, because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent.

Note 22

Events after the balance sheet date

There were no events that occurred between the balance sheet date and July 28, 2008, the date when the Board of Directors authorized the condensed consolidated financial statements for issue that should be disclosed or adjusted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: September 25 , 2008	By:	/s/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer